UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14D-9

SOLICITATION/RECOMMENDATION STATEMENT
PURSUANT TO SECTION 14(d)(4) OF THE
SECURITIES EXCHANGE ACT OF 1934

GENELABS TECHNOLOGIES, INC.
(Name of Subject Company)

GENELABS TECHNOLOGIES, INC.
(Name of Person(s) Filing Statement)

Common Stock, no par value
(Title of Class of Securities)

368706206
(CUSIP Number of Common Stock)

Frederick W. Driscoll
President and Chief Executive Officer
(Principal Executive Officer)
505 Penobscot Drive
Redwood City, California 94063
(650) 369-9500
(Name, Address, and Telephone Number of Person Authorized to Receive Notices
and Communications on Behalf of the Person(s) Filing Statement)

With a copy to:

Jonathan L. Kravetz, Esq.
Megan N. Gates, Esq.
Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.
One Financial Center
Boston, MA 02111
(617) 542-6000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Item 1.	Subject Company Information.

(a)	Name and Address.

The name of the subject company is Genelabs Technologies, Inc., a California corporation (“Genelabs” or the “Company”), and the address of the principal executive offices of the Company is 505 Penobscot Drive, Redwood City, California 94063. The telephone number of the principal executive offices of the Company is (650) 369-9500.

(b)	Securities.

The title of the class of equity securities to which this Solicitation/Recommendation Statement on Schedule 14D-9 (this “Schedule 14D-9”) relates is the Company’s common stock, no par value (the “Shares”). As of November 5, 2008, there were 43,879,917 Shares issued and outstanding.

Item 2.	Identity and Background of Filing Person.

(a)	Name and Address.

The name, business address and business telephone number of the Company, which is the person filing this Schedule 14D-9 and the subject company, are set forth in Item 1(a) above.

(b)	Tender Offer

This Schedule 14D-9 relates to the tender offer by Gemstone Acquisition Corporation, a California corporation (“Purchaser”) and a wholly-owned subsidiary of SmithKline Beecham Corporation, a Pennsylvania corporation (“Parent”) and a wholly-owned subsidiary of GlaxoSmithKline plc, a public limited company organized under the laws of England and Wales (“GSK”), to purchase all of the outstanding Shares at a purchase price of $1.30 per Share, net to the selling shareholders in cash (the “Offer Price”), without interest thereon and less any required withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated November 12, 2008 (the “Offer to Purchase”), and in the related Letter of Transmittal (which, together with the Offer to Purchase and any amendments or supplements to either of them, constitutes the “Offer”). The Offer is described in a Tender Offer Statement on Schedule TO (as amended or supplemented from time to time, the “Schedule TO”), filed by GSK and Purchaser with the Securities and Exchange Commission (the “SEC”) on November 12, 2008. The Offer to Purchase and related Letter of Transmittal have been filed as Exhibits (a)(2) and (a)(3) hereto, respectively.

The Offer is being made pursuant to the Agreement and Plan of Merger, dated as of October 29, 2008, by and among Purchaser, Parent, and the Company (the “Merger Agreement”). The Merger Agreement provides that, among other things, subject to the satisfaction or waiver of certain conditions, following completion of the Offer, and in accordance with the California General Corporation Law (the “CGCL”), Purchaser will be merged with and into the Company (the “Merger”). Following the consummation of the Merger, the Company will continue as the surviving corporation (the “Surviving Corporation”) and will be a wholly-owned subsidiary of Parent and GSK.

The Offer is conditioned upon, among other things, there being validly tendered and not withdrawn before the expiration of the Offer that number of Shares that, when added to any Shares already owned by GSK, Parent and Purchaser (together with their wholly-owned subsidiaries), represents at least 90% (the “Minimum Tender Condition”) of the Company’s Fully Diluted Shares. The Company’s Fully Diluted Shares are defined in the Merger Agreement to include, as of any time, the number of Shares outstanding, together with all Shares that are issuable upon exercise of any then outstanding warrants, options, benefit plans or obligations or securities convertible or exchangeable into Shares or otherwise, excluding Shares that are issuable upon the exercise of options and warrants that have an exercise price greater than the Offer Price. If more than 50% but fewer than 90% of the Fully Diluted Shares are tendered at any scheduled expiration of the Offer, then Purchaser may, in its discretion, either: (i) extend the Offer for additional periods of up to 10 business days per extension, (ii) in contemplation of exercising its Top-Up Option (as defined in the Merger Agreement and discussed below under Item 8 of this Schedule 14D-9), reduce the Minimum Tender Condition to that number of Shares equal to the number of Shares (the “Option Exercise Minimum Number”) that when added to the maximum number of Shares issuable upon exercise of the Top-Up Option plus the number of Shares owned by GSK, Parent and Purchaser at the time of such exercise equals one Share more than 90% of the Fully Diluted Shares, or (iii) amend the Offer to reduce the number of Shares subject to the Offer to that number that when added to the number of Shares then owned by GSK, Parent and Purchaser (together with their wholly-owned subsidiaries), would equal 49.9% of the then-outstanding Shares (the “Revised Minimum Number”) and, subject to the prior satisfaction or waiver of the other conditions of the Offer, purchase, on a pro rata basis, the Revised Minimum Number of Shares and, pursuant to the CGCL, pursue the approval of the requisite vote of the shareholders to consummate the Merger.

In addition, if at any scheduled expiration of the Offer occurring prior to December 24, 2008, the Minimum Tender Condition is not satisfied, but all other conditions to the Offer have been satisfied or waived, then, at the request of the Company, Purchaser shall extend the Offer on one or more occasions for periods determined by Purchaser of up to 10 business days per extension. If, as of any scheduled expiration of the Offer that is after December 24, 2008, (i) the number of Shares tendered pursuant to the Offer and not withdrawn, taken together with the number of Shares then owned by GSK, Parent, Purchaser and any other subsidiary of GSK, constitutes a majority of the Shares then outstanding, (ii) all conditions to the Offer other than the Minimum Tender Condition have been satisfied or waived by Purchaser and (iii) the Shares tendered pursuant to the Offer have not been accepted for payment by Purchaser, then Purchaser shall be required to either exercise the Top-Up Option or amend the Offer to reduce the number of Shares subject to the Offer to the Revised Minimum Number such that the Offer will expire not later than the tenth business day following such scheduled expiration date, it being understood that Purchaser shall be required to exercise the Top-Up Option only if such exercise would, when combined with the number of Shares then tendered pursuant to the Offer and not withdrawn, result in Purchaser holding one share more than 90% of the Shares outstanding on a fully diluted basis. In any event, Purchaser is not required to extend the Offer beyond February 26, 2009 or at any time when Parent, Purchaser or the Company would be permitted to terminate and terminates the Merger Agreement.

If at least 90% of the outstanding Shares are acquired in the Offer (including, as applicable, Shares issued upon exercise of the Top-Up Option), pursuant to the terms of the Merger Agreement, Purchaser will complete the Merger as a “short-form merger” under Section 1110 of the CGCL, as described under Item 8 of this Schedule 14D-9. If neither the Minimum Tender Condition nor the Option Exercise Minimum Number is satisfied, but the Revised Minimum Number is satisfied, then pursuant to the terms of the Merger Agreement, Purchaser would expect to complete the Merger by submitting it to the Company’s shareholders for approval at a meeting convened for that purpose in accordance with the CGCL, as described under Item 8 of this Schedule 14D-9.

At the effective time of the Merger (the “Effective Time”), each outstanding Share (other than (1) any Shares owned by Parent or the Company or any direct or indirect wholly-owned subsidiary of Parent or the Company, or (2) Shares that are held by any shareholder who has demanded and perfected dissenters’ rights under the CGCL) will be cancelled and converted into the right to receive from Purchaser an amount in cash, without interest and subject to applicable withholding taxes, equal to the Offer Price (the “Merger Consideration”). The Merger Agreement is summarized in Section 11 of the Offer to Purchase and has been filed herewith as Exhibit (e)(1) and is incorporated herein by reference.

A free copy of the Schedule TO and other documents filed with the SEC by the Company, GSK and Purchaser may be obtained at the SEC’s website at www.sec.gov.

GSK formed Purchaser in connection with the Merger Agreement, the Offer and the Merger. The Schedule TO states that the principal executive offices of GSK are located at 980 Great West Road, Brentford, Middlesex, TW8 9GS, England and that the principal executive offices of Purchaser are located at One Franklin Plaza (FP 2355), 200 N. 16th Street, Philadelphia, Pennsylvania 19102.

Item 3.	Past Contacts, Transactions, Negotiations and Agreements.

Conflicts of Interest

Except as set forth in this Schedule 14D-9, including in the Information Statement of the Company attached to this Schedule 14D-9 as Annex I hereto, which is incorporated by reference herein (the “Information Statement”), as of the date of this Schedule 14D-9, there are no material agreements, arrangements or understandings and no actual or potential conflicts of interest between the Company or its affiliates and (i) the Company’s executive officers, directors or affiliates, or (ii) GSK, Purchaser or their respective executive officers, directors or affiliates. The Information Statement included in Annex I is being furnished to the Company’s shareholders pursuant to Section 14(f) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and Rule 14f-1 promulgated under the Exchange Act, in connection with Purchaser’s right pursuant to the Merger Agreement to designate persons to the board of directors of the Company (the “Company Board” or the “Company’s Board of Directors”) following the acceptance by Purchaser of, and payment for, Shares tendered in the Offer.

(a)	Arrangements with Current Executive Officers, Directors and Affiliates of the Company.

The following is a discussion of all material agreements, arrangements, understandings and actual or potential conflicts of interest between the Company and its affiliates that relate to the Offer. Additional material agreements, arrangements, understandings and actual or potential conflicts of interest between the Company and its affiliates that are unrelated to the Offer are discussed in the Information Statement.

Interests of Certain Persons

Certain members of the Company’s management and the Company Board may be deemed to have certain interests in the transactions contemplated by the Merger Agreement that are different from or in addition to the interests of the Company’s shareholders generally. The Company Board was aware of these interests and considered that such interests may be different from or in addition to the interests of the Company’s shareholders generally, among other matters, in approving the Merger Agreement and the transactions contemplated thereby.

Change in Control Agreements with Executive Officers

Frederick W. Driscoll, the Company’s President, Chief Executive Officer, and Chief Financial Officer, Ronald C. Griffith, Ph.D., the Company’s Chief Scientific Officer, Roy J. Wu, the Company’s Vice President, Business Development, Clint Webb, the Company’s Director of Legal Affairs and Corporate Secretary, and Irene A. Chow, Ph.D., currently the Executive Chairman of the Company Board and previously the President and Chief Executive Officer of the Company (each an “Executive Officer”), previously entered into change in control agreements with the Company (the “Change in Control Agreements”), which provide for benefits that would be paid in the event of a change in control of the Company pursuant to the terms of the Change in Control Agreements. The consummation of the Offer will constitute a change in control of the Company under the Change in Control Agreements and therefore could trigger the payment of the benefits described below. In addition, outstanding options held by Executive Officers will be cashed out pursuant to the Merger Agreement as described below in this Item 3(a) under the heading “Treatment of Options in the Merger and Share Purchases Under Employee Stock Purchase Plan.”

Change in Control Agreements with Dr. Chow, Mr. Driscoll, Dr. Griffith and Mr. Wu

The Change in Control Agreements with Dr. Chow, Mr. Driscoll, Dr. Griffith and Mr. Wu provide for the immediate vesting of all unvested stock options granted by the Company to these Executive Officers upon the effective date of a change in control (as defined in the agreements) of the Company. The agreements also provide various severance benefits to these Executive Officers if their employment is terminated (other than for cause (as defined in the agreements), disability or death) or an involuntary termination (as defined in the agreements) occurs, in either case within 18 months following the effective date of the change in control (such terminations referred to as “Involuntary Termination”). Under the Change in Control Agreements with these Executive Officers (other than Dr. Chow), following an Involuntary Termination the Executive Officer would receive salary continuation for 12 months, a lump sum payment of 100% of the Executive Officer’s target bonus potential for the calendar year in which the Involuntary Termination takes place, payment of any accrued but unpaid long term incentive bonus and continuation of health care coverage for 12 months, in addition to the acceleration of vesting of outstanding option awards which would occur regardless of whether the Executive Officer’s employment relationship with the Company continued following the change in control. Due to Dr. Chow’s active role in the operations of the Company as its Executive Chairman, the Company Board has determined that Dr. Chow should remain eligible to receive benefits under her Change in Control Agreement, which she entered into when she served as the Company’s Chief Executive Officer in 2002. Following an Involuntary Termination under Dr. Chow’s Change in Control

Agreement, she would receive salary continuation for 24 months, a lump sum payment of 150% of her target bonus potential for the calendar year in which the Involuntary Termination takes place, and continuation of health care coverage for 18 months, in addition to the acceleration of vesting of outstanding option awards which would occur regardless of whether her service relationship with the Company continued following the change in control.

Change in Control Agreement with Mr. Webb

Under the Change in Control Agreement with Mr. Webb, following an Involuntary Termination he would receive salary continuation for 12 months, a lump sum payment of 100% of his target bonus potential for the calendar year in which the Involuntary Termination takes place, which amount will be pro rated for the number of full months he was employed by the Company in the applicable calendar year, continuation of health care coverage for 12 months and acceleration of vesting of outstanding option awards.

For each Executive Officer, the amount of the foregoing payments shall be either: (a) the full amount of the payments, or (b) a reduced amount which would result in no portion of the payments being subject to the excise tax imposed pursuant to Section 4999 of the Internal Revenue Code, whichever of (a) or (b), taking into account the applicable federal, state and local income taxes and any applicable excise tax, results in the receipt by the Executive Officer, on an after-tax basis, of the greatest amount of benefit.

A more detailed discussion of the Change in Control Agreements with Dr. Chow, Mr. Driscoll and Dr. Griffith is set forth under the headings “Change in Control Agreements” and “Potential Payments Upon Termination or Change in Control” in the Information Statement. The foregoing description of the Change in Control Agreements is qualified in its entirety by reference to the copy of Dr. Chow’s agreement filed as Exhibit (e)(2) hereto, the form of agreement entered into with each of Mr. Driscoll, Dr. Griffith and Mr. Wu filed as Exhibit (e)(3) hereto and the copy of Mr. Webb’s agreement filed as Exhibit (e)(4) hereto, which are incorporated herein by reference.

Effect of the Offer on Employee Benefits

In the Merger Agreement, Parent and Purchaser have agreed with the Company that as of the Effective Time, and ending on the first anniversary of the Closing (as defined in the Merger Agreement), Parent will cause each of its subsidiaries, including the Surviving Corporation and each of its subsidiaries, to maintain for the individuals employed by the Company at the Effective Time (“Current Employees”), compensation and benefits provided under employee benefit plans of Parent that are at least as favorable in the aggregate to the compensation and benefits maintained for and provided to Current Employees as a group immediately prior to the Effective Time (excluding, for this purpose, equity-based compensation). Services rendered by Current Employees to the Company prior to the Effective Time will be taken into account by Parent and the Surviving Corporation in the same manner as such services were taken into account by the Company for vesting and eligibility purposes, including for accrual purposes with respect only to vacation and severance, under employee benefit plans of Parent, the Surviving Corporation and its subsidiaries.

In addition, the Merger Agreement provides that Current Employees will not be subject to any pre-existing condition limitation under any health employee benefit plan of Parent, the Surviving Corporation or its subsidiaries for any condition for which they would have been entitled to coverage under a plan of the Company in which they participated prior to the Effective Time.

The Merger Agreement further provides that the foregoing obligations shall not prevent the amendment or termination of any employee benefit plan of the Company or limit the right of Parent, the Surviving Corporation or any of their subsidiaries to terminate the employment of any Current Employees, and that the applicable provisions of the Merger Agreement are not intended to confer on any person other than the parties to the Merger Agreement any rights or remedies.

The foregoing summary is qualified in its entirety by reference to the Merger Agreement, which is filed as Exhibit (e)(1) hereto and is incorporated herein by reference.

Treatment of Options in the Merger and Share Purchases Under Employee Stock Purchase Plan

The Merger Agreement provides that, at the Closing, each outstanding and unexercised option to acquire Shares granted under the Company’s 1995 Stock Option Plan, the Company’s 2001 Stock Option Plan, the Company’s 2007 Omnibus Stock Incentive Plan or any other Company stock plan, whether vested or unvested (“Options”) will automatically be cancelled and will thereafter solely represent the right to receive from the Company an amount in cash equal to the product of (a) the number of Shares subject to such Option and (b) the excess, if any, of the Offer Price, without interest, over the exercise price per Share subject to such Option, less any required withholding taxes. Options, whether vested or unvested as of the Closing, having an exercise price per Share equal to or greater than the Offer Price will, at the Closing, be cancelled without payment of any consideration therefor. Each outstanding Option, whether vested or unvested, will be amended so that such Option shall not be exercisable during the period commencing upon acceptance by Purchaser of Shares tendered in the Offer and ending 12 days following (and including) such date.

The information contained in Section 11 of the Offer to Purchase regarding treatment of the Options in the Merger is incorporated in this Schedule 14D-9 by reference. The foregoing summary and the information contained in the Offer to Purchase regarding Options are qualified in their entirety by reference to the Merger Agreement, a copy of which has been filed as Exhibit (e)(1) hereto and is incorporated in this Schedule 14D-9 by reference. Further details regarding certain beneficial owners of Shares are described under the heading “Security Ownership of Certain Beneficial Owners and Management and Related Shareholder Matters” in the Information Statement.

All offering periods under the Company’s Employee Stock Purchase Plan (the “ESPP”) have terminated as of the date of this Schedule 14D-9 and no further offering periods will commence prior to the Closing. No participant in the ESPP shall be entitled to increase the rate of his or her payroll deductions into his or her account under the ESPP, and the ESPP will terminate prior to, or effective immediately as of, the Closing.

Potential Payments Payable in Connection with the Merger and the Offer

The table below sets forth the amounts payable in connection with the Merger to the Company’s Executive Officers pursuant to the cash out of the Executive Officers’ Options and the purchase of such Executive Officers’ Shares. The table below also sets forth the amounts payable to each Executive Officer if he or she is Involuntarily Terminated within 18 months of the consummation of the Offer.

Potential Payments to Executive Officers Payable in Connection with the Merger and the Offer

					To be Received Following
					Involuntary Termination as
					Defined in the Change in
	Cash-Out of Company Stock Options(1)				Control Agreements
	Previously				within 18 Months of the Completion of the Offer
	Vested	Accelerated	Purchase of		Cash	Other
Executive Officer	Options	Options	Shares(2)	Total	Payments(3)	Benefits(4)

Irene A. Chow, Ph.D. Executive Chairman of the Board of Directors	—	—	$54,837	$54,837	$946,400	—
Frederick W. Driscoll President and Chief Executive Officer	—	$188,600	$28,844	$217,444	$541,746	$24,015
Ronald C. Griffith, Ph.D. Chief Scientific Officer	—	—	$1,290	$1,290	$498,011	$24,015
Roy J. Wu Vice President, Business Development	—	—	$40,136	$40,136	$426,080	$24,015
Clint Webb Director of Legal Affairs and Corporate Secretary	—	—	$19,338	$19,338	$239,990	$19,091

(1)	Pursuant to the Merger Agreement, all Options outstanding at the time of the Closing, whether vested or unvested, will be cancelled and exchanged for the right to receive an amount of cash determined by multiplying (x) the excess, if any, of the Offer Price ($1.30 per Share) over the applicable exercise price per share of such Option by (y) the number of Shares subject to such Option. Amounts shown reflect Options held as of November 5, 2008.

(2)	Represents the gross amount of cash that would be received for 42,182; 22,188; 992; 30,874; and 14,875 Shares owned as of November 5, 2008 by Dr. Chow, Mr. Driscoll, Dr. Griffith, Mr. Wu and Mr. Webb, respectively, at a price of $1.30 per Share.

(3)	With the exceptions of Dr. Chow and Mr. Webb, this column represents the Executive Officer’s annual salary as of November 5, 2008, payment of any accrued but unpaid vacation as of November 5, 2008, a lump sum payment of 100% of the Executive Officer’s target bonus and payment of any accrued but unpaid long-term incentive bonus. With respect to Dr. Chow, this column represents twice her annual salary as of November 5, 2008 and a lump sum payment of 150% of her target bonus. With respect to Mr. Webb, this column represents his annual salary as of November 5, 2008, payment of any accrued but unpaid vacation as of November 5, 2008 and a lump sum payment of 100% of his target bonus, the actual amount of which will be pro rated for the number of full months Mr. Webb was employed by the Company in the calendar year in which the Involuntary Termination takes place.

(4)	This column represents the cost of the continuation of health care coverage under the federal law known as COBRA. Mr. Driscoll, Dr. Griffith, Mr. Wu and Mr. Webb are entitled to 12 months of coverage. Dr. Chow is entitled to 18 months of coverage but does not currently maintain coverage under the Company’s plan.

The table below sets forth the amounts payable in connection with the Merger to the Company’s non-employee directors pursuant to the cash-out of such Directors’ Options and purchase of such Directors’ Shares.

Payments to Non-Employee Directors Pursuant to the Merger Agreement

	Cash-Out of Company
	Stock Options(1)
	Previously
	Vested	Accelerated	Purchase of
Non-Employee Director	Options	Options	Shares(2)	Total

Leslie J. Browne, Ph.D.	$1,675	$5,025	—	$6,700
H. H. Haight	$1,675	$5,025	$67,600	$74,300
Alan Y. Kwan	$1,675	$5,025	$1,170	$7,870
Matthew J. Pfeffer	$1,675	$5,025	—	$6,700

(1)	Pursuant to the Merger Agreement, all Options outstanding at the time of the Closing, whether vested or unvested, will be cancelled and exchanged for the right to receive an amount of cash determined by multiplying (x) the excess, if any, of the Offer Price ($1.30 per Share) over the applicable exercise price per share of such Option by (y) the number of Shares subject to such Option. Amounts shown reflect Options held as of November 5, 2008.

(2)	Represents the gross amount of cash that would be received for 52,000 and 900 Shares owned as of November 5, 2008 by Messrs. Haight and Kwan. Dr. Browne and Mr. Pfeffer do not own Shares.

Indemnification of Executive Officers and Directors

The Company’s Articles of Incorporation, its Bylaws and certain agreements to which it is a party require the Company to indemnify its directors, officers, employees and agents to the fullest extent permitted by California law.

Based on such indemnification provisions, pursuant to Section 204 of the CGCL, the Company’s directors will not be personally liable to the Company or to its shareholders for monetary damages for breach or alleged breach of the directors’ duty of care or for conduct constituting negligence (or gross negligence) in the exercise of their fiduciary duties. The Company’s directors will continue to be subject to personal liability to the Company and its shareholders, however, for, among other things:

•	any breach of his or her duty of loyalty;

•	any acts or omissions not in good faith or involving intentional misconduct or knowing violations of law;

•	any illegal payments of dividends; and

•	any approval of any transaction from which a director derives an improper personal benefit.

These provisions have no effect on claims against any of the Company’s directors in his or her capacity as an officer.

Section 317 of the CGCL has been interpreted to provide for the indemnification of directors, officers, employees and agents against liability and the entitlement to reimbursement of expenses incurred, under certain circumstances, for claims arising under the Securities Act of 1933, as amended (the “Securities Act”). The SEC has adopted the position, however, that such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

The Company currently maintains an insurance policy on behalf of its directors and officers against any liability asserted against them or which they incur acting in such capacity or arising out of their status as a director or officer of the Company. In addition, the Company currently has indemnification agreements in place with each of its executive officers and directors.

In the Merger Agreement, Parent and Purchaser have agreed that the articles of incorporation and bylaws of the Surviving Corporation in the Merger will contain provisions no less favorable with respect to indemnification of the (as of or prior to the earlier of the Effective Time or such time as designees of GSK first constitute at least a majority of the Company Board) former directors, officers and employees of the Company than those in effect as of the date of the Merger Agreement.

The Merger Agreement also provides that, from and after the Effective Time, the Surviving Corporation shall indemnify each person who was, as of or prior to the Effective Time, either an officer and/or director of the Company against all claims, liabilities, judgments and inquiries, and reasonable fees, costs and expenses, incurred in connection with any proceeding arising out of the fact that such person is or was an officer, director, employee, fiduciary or agent of the Company or any of its subsidiaries, to the fullest extent the Surviving Corporation is permitted to do so under applicable law and its articles of incorporation or bylaws as in effect on the date of the Merger Agreement. In the event of any such proceeding, each such indemnified person will be entitled to advancement of expenses incurred in the defense of the proceeding from the Surviving Corporation to the same extent such persons had the right to advancement of expenses from the Company as of the date of the Merger Agreement pursuant to the Company’s Articles of Incorporation and Bylaws.

The Merger Agreement further provides that the Company shall purchase by the Effective Time tail policies to the current directors’ and officers’ liability insurance policies as in effect on the date of the Merger Agreement at least as protective to such directors and officers as the coverage provided by the Company’s directors’ and officers’ liability insurance policies as of the date of the Merger Agreement and covering the period from the consummation of the Merger until the sixth anniversary of the Closing. Under the terms of the Merger Agreement, such insurance coverage is required to be maintained only to the extent that the coverage can be maintained at an aggregate cost of not greater than 300% of the current annual premium for the Company’s directors’ and officers’ liability insurance policies.

The foregoing summary of the indemnification of executive officers and directors and directors’ and officers’ insurance does not purport to be complete and is qualified in its entirety by reference to the Merger Agreement, which has been filed as Exhibit (e)(1) hereto and is incorporated herein by reference.

(b)	Arrangements with Purchaser and GSK.

Merger Agreement.  The summary of the Merger Agreement contained in Section 11 of the Offer to Purchase filed as Exhibit (a)(1)(A) to the Schedule TO and the description of the conditions of the Offer contained in

Section 13 of the Offer to Purchase are incorporated herein by reference. Such summary and description are qualified in their entirety by reference to the Merger Agreement, which is filed as Exhibit (e)(1) hereto and is incorporated herein by reference to provide information regarding its terms.

The Merger Agreement governs the contractual rights between the Company, Parent and Purchaser in relation to the Offer and the Merger. The Merger Agreement has been filed as an exhibit to this Schedule 14D-9 to provide you with information regarding the terms of the Merger Agreement and is not intended to modify or supplement any factual disclosures about the Company, Parent or Purchaser in the Company’s or GSK’s public reports filed with the SEC. In particular, the Merger Agreement and this summary of its terms are not intended to be, and should not be relied upon as, disclosures regarding any facts or circumstances relating to the Company, GSK, Parent or Purchaser. The representations and warranties have been negotiated with the principal purpose of establishing the circumstances in which Purchaser may have the right not to consummate the Offer, or a party may have the right to terminate the Merger Agreement, if the representations and warranties of the other party prove to be untrue due to a change in circumstance or otherwise, and allocate risk between the parties, rather than establish matters as facts. The representations and warranties may also be subject to a contractual standard of materiality different from those generally applicable under the U.S. federal securities laws.

Confidentiality Agreement.  Prior to entering into the Merger Agreement, the Company and GSK entered into a confidentiality agreement, dated as of September 30, 2008 (the “Confidentiality Agreement”). As a condition to being furnished confidential information of the other party, in the Confidentiality Agreement, each of GSK and the Company agreed, among other things, to keep such confidential information confidential and to use it only for specified purposes. The foregoing summary is qualified in its entirety by reference to the complete text of the Confidentiality Agreement, which is filed herewith as Exhibit (e)(5) and is incorporated herein by reference.

Tender and Support Agreement.  Parent, Purchaser and certain of the Company’s executive officers and directors, consisting of Frederick W. Driscoll, Ronald C. Griffith, Ph.D., Roy J. Wu, Irene A. Chow, Ph.D., Leslie J. Browne, Ph.D., H. H. Haight, Alan Y. Kwan and Matthew J. Pfeffer, entered into a Tender and Shareholder Support Agreement, dated as of October 29, 2008 (the “Tender and Support Agreement”), in their capacity as shareholders. The outstanding Shares subject to the Tender and Support Agreement represented, as of November 5, 2008, less than 1% of the total outstanding Shares. Pursuant to the Tender and Support Agreement, such executive officers and directors agreed, among other things, subject to the termination of the Tender and Support Agreement, (i) to tender in the Offer (and not to withdraw) all Shares beneficially owned or thereafter acquired by them, (ii) to vote such Shares in support of the Merger in the event shareholder approval is required to consummate the Merger pursuant to the CGCL and against any competing transaction, (iii) to appoint Purchaser as their proxy to vote such Shares in connection with the Merger Agreement, and (iv) not to otherwise transfer any of their Shares. In addition, each such officer and director has granted Parent an option to acquire such Shares at the Offer Price in the event that Purchaser acquires Shares in the Offer but the Shares subject to the Tender and Support Agreement are not tendered or are withdrawn from the Offer. The Tender and Support Agreements will terminate upon the termination of the Merger Agreement. The foregoing summary is qualified in its entirety by reference to the Tender and Support Agreement, the form of which is filed herewith as Exhibit (e)(6) and is incorporated herein by reference.

License Agreement with GSK.  In August 1992, the Company entered into a license agreement with GSK (then SmithKline Beecham plc), pursuant to which the Company has granted GSK an exclusive worldwide royalty-bearing license to make, use and sell hepatitis E virus (“HEV”) vaccines (the “GSK Agreement”). The GSK Agreement provides that GSK will make certain payments to the Company including certain revenue payments, research and development payments, and payments for reaching certain research and development goals. Should development efforts result in a marketable product, the Company will also receive royalty payments based on GSK’s sales of HEV vaccine products. To date, the Company has recognized $6,100,000 in revenue under the GSK Agreement, including a $750,000 milestone payment in November 2004, and a $1,000,000 payment from GSK in 1998 as consideration for an amendment to the GSK Agreement that expanded GSK’s marketing rights. GSK owns 64,820 shares of the Company’s common stock, which were issued in connection with the GSK Agreement. The foregoing summary is qualified in its entirety by reference to the GSK Agreement, which is filed herewith as Exhibit (e)(7) and (e)(8) and is incorporated herein by reference.

Item 4.	The Solicitation or Recommendation.

(a)	Recommendation of the Company’s Board of Directors.

At a meeting of the Company’s Board of Directors held on October 29, 2008, the Company Board unanimously: (1) determined that the Offer and the Merger are fair to, and in the best interests of, the Company and its shareholders, (2) adopted and approved the Merger Agreement and the transactions contemplated by the Merger Agreement, including the Offer and the Merger, and (3) declared the advisability of the Merger Agreement and resolved to recommend that the Company’s shareholders tender their Shares in the Offer and approve the Merger Agreement.

The Company’s Board of Directors unanimously recommends that the Company’s shareholders accept the Offer and tender their Shares pursuant to the Offer.

A copy of the letter to the Company’s shareholders communicating the Company Board’s recommendation is filed as Exhibit (a)(1)(A) to this Schedule 14D-9 and is incorporated herein by reference.

(b)	Background and Reasons for the Company’s Board of Directors’ Recommendation.

Background of the Offer.

The Company’s management has periodically explored and assessed, and discussed with the Company Board, strategic plans for the Company, including remaining as a stand-alone, independent company, collaboration and licensing transactions, and the relative advantages and disadvantages of engaging in a business combination with a potential acquirer. Over the last several years, the Company has held discussions with a number of global pharmaceutical and large biotechnology companies, including GSK, with an interest in its scientific platform and achievements. Some of these discussions have been general in nature, while other interactions included discussions about potential partnerships, licensing and other collaborations.

Beginning in February 2008, the financial advisor for a company (“Company A”) approached Dr. Irene Chow, Executive Chairman of the Board of Genelabs, and initiated discussions to explore a possible business combination between the two parties. On February 15, 2008, Genelabs and Company A entered into a confidentiality agreement with regard to a potential transaction.

Also in February 2008, representatives of GSK contacted Dr. Chow concerning GSK’s interest in pursuing a potential licensing transaction, under which GSK would be granted certain license rights with respect to the Company’s hepatitis C virus (“HCV”) technology.

On March 26, 2008, Genelabs received a non-binding offer in the form of a letter from Company A to acquire all outstanding stock of Genelabs at a price of $1.03 per share, payable in stock of Company A. The proposed price represented approximately a 25.6% premium over the closing price of Genelabs’ common stock of $0.82 per share on March 26, 2008.

On March 27, 2008, the Company Board held a meeting by teleconference to discuss the offer that had been received from Company A. Dr. Chow reviewed with the Company Board the terms of the offer. Following a discussion of those terms, the Company Board instructed Dr. Chow to convey to Company A that the premium being offered would need to be significantly greater before the Company would be willing to devote the time and expense to pursuing the transaction further. Dr. Chow communicated these matters to the investment bank representing Company A.

On April 2, 2008, Genelabs received a letter with a revised offer from Company A, including a price of $1.34 per share, again payable in the stock of Company A. The proposed price represented approximately a 47.3% premium over the closing price of Genelabs’ common stock of $0.91 per share on April 2, 2008.

On April 15, 2008, the Company Board held an in-person meeting, with a representative of the Company’s then legal counsel in attendance. Dr. Chow reviewed with the Company Board the revised offer that had been received from Company A. In the context of the dialogue with Company A, the members of the Company Board discussed with legal counsel their fiduciary duties to shareholders in connection with the process for considering an unsolicited offer such as the one from Company A. The Company Board also discussed the advisability of obtaining advice from an investment banker to assist in evaluating the proposal from Company A. The independent directors also separately discussed the Company’s financial performance, the financial climate and the Company’s ability to pursue financing, the availability of strategic alternatives and the offer from Company A, without members of management present. Following these discussions, senior management of the Company was authorized to assess investment banks and provide a recommendation to the Company Board regarding investment banking representation to assist the Company in its evaluation of the offer, explore alternatives to the offer and advise the Company with respect to the pursuit of any potential transaction.

During the month of April 2008, the management of Genelabs began a process to review proposals from three investment banks, to serve as a financial advisor to the Company. This process included in-person meetings and presentations by the investment banks on their relative experience in the merger and acquisition process, strategies for identifying competing bidders, approaches for assisting the Company in evaluating strategic alternatives and their fee structure.

On April 26, 2008, Genelabs and GSK began discussions with respect to a potential licensing transaction between the parties. These collaboration discussions, related due diligence reviews conducted by GSK and exchanges of draft transaction summaries and proposed forms of agreements continued through early September 2008.

On April 28, 2008, the Company Board held a meeting by teleconference with representatives from the Company’s then legal counsel to discuss the engagement of an investment banker. Members of senior management presented their findings to the Company Board with respect to the interview process of three investment banks and recommended that the Company Board engage Cowen and Company, LLC (“Cowen”). The Company Board voted to approve that recommendation.

On May 1, 2008, Genelabs engaged Cowen as its financial advisor.

On May 12, 2008, the Company’s Board of Directors held a meeting by teleconference with representatives from Cowen and the Company’s then legal counsel, and discussed the offer that had been received from Company A. Following the discussion, the Company Board instructed management to continue to pursue discussions with Company A. The Company Board also instructed Cowen and Genelabs’ management to continue the process of evaluating other possible strategic alternatives, including remaining as a stand-alone, independent company and contacting other companies to determine their level of interest in a transaction with the Company.

From May 12 until June 23, 2008, Genelabs and Company A conducted due diligence reviews of each party’s respective business.

Between May 12, 2008 and mid-September, Cowen, at Genelabs’ instruction, and Genelabs’ management contacted twenty-one pharmaceutical and biotechnology companies with a therapeutic focus in infectious diseases to solicit their interest in a potential strategic transaction involving the Company. Certain of these companies expressed interest in either collaborating with the Company on one or more programs, acquiring the Company or merging with the Company. Those that progressed to a substantive proposal for a transaction are described below.

On June 23, 2008, the Chief Executive Officer of Company A contacted Mr. Frederick W. Driscoll, now the Company’s Chief Executive Officer, to inform him that Company A was no longer interested in pursuing an acquisition of Genelabs.

On June 30, 2008, the Company Board met in person to discuss the conclusion of discussions with Company A, and based on preliminary indications of interest received from other companies, directed Cowen and Genelabs’ management to continue to canvass other potential candidates for a strategic transaction involving the Company as part of Genelabs’ ongoing exploration of its strategic alternatives.

Early in July 2008, a second company involved in HCV drug discovery (“Company B”) expressed an interest in pursuing acquisition discussions with Genelabs. On July 17, 2008, Genelabs and Company B entered into a confidentiality agreement with regard to a potential transaction. Scientific and business due diligence efforts began at that time and, on September 16, 2008, a meeting was held with the senior management of both companies to discuss a potential acquisition of Genelabs by Company B. No price or form of consideration was suggested.

On August 1, 2008, Genelabs commenced confidential discussions with a major pharmaceutical company (“Company C”) regarding a potential strategic collaboration transaction related to one of Genelabs’ product development programs. Genelabs and Company C pursued negotiations of a term sheet for such a collaboration during the period from September 23, 2008 to October 19, 2008. On October 19, 2008, Company C informed Genelabs’ management that, due to budgetary and strategic considerations, it was suspending those negotiations.

On September 19 and 20, 2008, Dr. Chow was contacted by telephone by Dr. Moncef Slaoui, Chairman, Research and Development of GSK and a member of GSK’s Board of Directors. Dr. Slaoui indicated that GSK was now interested in an outright acquisition of Genelabs, rather than a licensing agreement.

On September 19, 2008, Mr. Driscoll contacted the Company’s legal counsel, Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C. (“Mintz Levin”) and Cowen and discussed GSK’s indication of interest in acquiring Genelabs.

On September 23, 2008, Dr. Slaoui sent Dr. Chow a non-binding letter indicating a proposal to acquire Genelabs for $1.25 per share in cash, subject to completion of due diligence. The proposal was conditioned upon the Company’s entering into an exclusivity arrangement with GSK until October 23, 2008. Dr. Chow responded to Dr. Slaoui that she would review the proposal with the Company Board and Genelabs’ financial and legal advisors at a meeting in early October.

Also starting on September 23, 2008, representatives of Cowen, at Genelabs’ instruction, and Genelabs’ management contacted ten companies that had been contacted previously by Cowen or the Company, including Company B, which had expressed an interest in a possible transaction, to determine their interest in a possible strategic transaction with Genelabs. No proposal was received from Company B from this period through October 10, 2008, the date on which the Company entered into exclusive negotiations with GSK.

On September 30, 2008, Genelabs and GSK entered into a confidentiality agreement with respect to the proposed transaction between the two companies.

On October 6, 2008, Genelabs received from a fourth company (“Company D”) an indication of interest in a stock-for-stock merger. The indication of interest did not contain a specific valuation of the Company or a proposed price per share for the Company’s common stock, and demanded a period of several weeks’ due diligence prior to delivering a specific proposal.

Later on October 6, 2008, the Company Board held a meeting by teleconference, attended by representatives of Cowen and Mintz Levin, to discuss the proposal that had been received from GSK and the request that had been made by GSK for exclusive negotiations. During that meeting, the directors discussed their fiduciary duties in connection with the proposal from GSK with legal counsel, and reviewed the process that had been undertaken by Cowen, at Genelabs’ instruction, and Genelabs’ management to gauge the interest of other potential parties in a strategic transaction involving the Company. The Company Board also discussed the proposal that had been received earlier that day from Company D and the other strategic alternatives potentially available to the Company, including possible licensing and collaboration transactions. The Company Board observed that the expression of interest received from Company D lacked specific financial terms and, in the opinion of the Company Board based on prior dealings, fell short of GSK’s demonstrated level of interest and financial wherewithal to expeditiously complete a strategic transaction. Following the discussion, the Company Board determined that it would be advisable and appropriate to enter into an exclusive dealing period of a limited duration with GSK, provided that the Company would be allowed to continue discussions with strategic partners with respect to potential licensing agreements. Management of the Company was authorized to negotiate the terms of an exclusivity agreement within the parameters discussed by the Company Board.

From October 6 — 10, 2008, Genelabs and GSK negotiated the terms of the exclusivity agreement between the parties. On October 10, 2008, Dr. Chow and Dr. Slaoui met at Genelabs to discuss the status of the negotiations. During this meeting, Dr. Slaoui indicated to Dr. Chow that, assuming the satisfactory conclusion of its diligence investigation, GSK would be prepared to increase the proposed purchase price per share of the Company stock from $1.25 to $1.30. At GSK’s request, the parties subsequently agreed that their exclusivity period would last until October 31, 2008, and they entered into the exclusivity agreement on October 10, 2008. After entering into the exclusivity agreement, Genelabs notified Companies B and D that further discussions would have to be suspended.

From October 10 — 29, 2008, GSK conducted an extensive due diligence review of the Company and its business, by reviewing documents that had been posted in Genelabs’ electronic data room and conducting due diligence discussions with the Company’s management. Genelabs continued to pursue collaboration discussions regarding its proprietary HCV programs with certain third parties.

On October 18, 2008, GSK provided a draft of the proposed Merger Agreement to the Company for its review and comment.

During the period between October 20, 2008 through the signing of the Merger Agreement, negotiations regarding the Merger Agreement took place among GSK, the Company, Cowen, Mintz Levin and Cleary Gottlieb Steen & Hamilton LLP, counsel to GSK (“Cleary Gottlieb”), including, but not limited to, negotiations regarding provisions relating to the definition of a material adverse effect permitting termination of the Merger Agreement, non-solicitation commitments, fiduciary out provisions, a termination fee in the event of certain possible termination events, representations and warranties, and conditions to the Offer.

On October 23, 2008, the Company Board held a meeting at the Company’s offices to review the strategic options available to the Company. The Company Board and management of the Company discussed several options, including remaining as an ongoing, stand-alone entity without a partner, remaining as a stand-alone entity with a new partnership transaction and entering into a transaction with GSK. Management of the Company presented detailed financial analyses, projected timelines of key events and management and the Company Board discussed the benefits and drawbacks of each option. In addition, management of the Company updated the Company Board on the negotiations that had been held to date with GSK and highlighted significant open points in the draft agreement. Representatives of Cowen reviewed the process that had been conducted to date. Cowen also discussed on a preliminary basis several financial considerations with respect to a potential sale transaction, including the financial characteristics of selected life science merger and acquisition transactions. At the Company Board’s request, representatives of Mintz Levin gave a detailed presentation regarding the Company Board’s fiduciary duties with respect to the process that was underway, including consideration of the proposed transaction with GSK. The independent directors also separately discussed with external legal counsel the Merger Agreement, the Offer and the Merger in an executive session, without members of management present. Following these discussions, the Company Board authorized management to continue negotiations with respect to GSK’s proposed transaction.

During the period between October 23, 2008 through the signing of the Merger Agreement, negotiations took place among GSK, the Company, Cowen, Mintz Levin and Cleary Gottlieb regarding the price per share to be paid in the transaction, during which representatives of GSK confirmed that $1.30 per share was GSK’s best and final offer.

On October 26, 2008, Cleary Gottlieb provided a draft of the proposed Tender and Support Agreement, to be signed by all members of the Company Board and all Genelabs’ executive officers, to the Company for its review and comment. The form of this agreement was finalized thereafter.

On October 28, 2008, Dr. Zhi Hong, Senior Vice President, Infectious Diseases at GSK, and Dr. Chow discussed various matters related to the Offer, including the purchase price and GSK’s future plans for the Company’s facility.

The Company Board held a telephonic meeting on October 29, 2008, with representatives of Cowen and Mintz Levin participating, to discuss the proposed Merger Agreement and consider whether or not to approve it and recommend that the Company’s shareholders tender their Shares in the Offer and adopt the Merger Agreement. The Board reviewed the discussions that had taken place since the last Board meeting. Cowen gave a detailed presentation of the financial analyses conducted by it and rendered its oral opinion, which was subsequently confirmed in writing, that, as of that date, and based on various assumptions, qualifications and limitations described in such opinion, the consideration to be received in the Offer and Merger (taken together) by the holders of the Company’s common stock, other than GSK and its affiliates, was fair, from a financial point of view, to such shareholders. The Company Board discussed the terms of the Merger Agreement, and representatives of Mintz Levin described and explained the terms of the Merger Agreement. After discussions among the participants to address questions from members of the Company Board, the Company Board, by a unanimous vote, (1) determined that the Offer and the Merger are fair to, and in the best interests of, the Company and its shareholders, (2) adopted and approved the Merger Agreement and the transactions contemplated by the Merger Agreement, including the

Offer and the Merger, and (3) declared the advisability of the Merger Agreement and resolved to recommend that the Company’s shareholders tender their Shares in the Offer and adopt the Merger Agreement.

Later on the same day, the Merger Agreement and the Tender and Support Agreement were signed, and their execution was announced in a joint press release.

Reasons for the Recommendation of the Company Board of Directors.

The Company Board discussed and evaluated the Offer and Merger Agreement, including these factors:

•	The Company’s Operating and Financial Condition; Prospects of the Company. The Company Board considered its knowledge and familiarity with the Company’s business, financial condition, results of operations and cash reserves, as well as the Company’s financial plan and prospects if it were to remain an independent company and the Company’s short-term and long-term capital needs.

The Company Board noted in particular that the Company’s pipeline of product candidates was at a very early stage and that the filing of an investigational new drug application with respect to any product candidates was likely to be at least a year away.

The Company Board considered the possibility of a future equity financing and that raising funds by issuing additional stock would be dilutive to its shareholders. The Company Board also noted that the financing environment for biotechnology issuers with less than $50 million in market capitalization, particularly starting in the second half of 2008, had become extremely difficult, and that the prospects for completing a financing of the Company before it depleted its available cash resources were highly unlikely. These prospects were unlikely in large part because the Company did not foresee any clinical or other developmental milestones in the near term that would be seen as significant positive events from an investor standpoint.

The Company Board discussed the Company’s current financial plan, including the risks associated with achieving and executing upon the Company’s business plan. The Company Board considered, among other factors, that the holders of Shares would continue to be subject to the risks and uncertainties of the Company’s financial and clinical development plans and prospects. These risks and uncertainties included risks relating to the Company’s reliance upon a limited number of very early-stage research and development programs, potential difficulties or delays in its clinical development efforts, and its low likelihood of raising sufficient financial resources (including financing its research and development activities) in view of the broader economic turndown and the likelihood of delisting from the Nasdaq Capital Market in 2009, as well as the other risks and uncertainties discussed in the Company’s filings with the SEC.

•	Strategic Alternatives. The Company Board considered trends in the biotechnology industry and the strategic alternatives available to the Company, including remaining an independent public company, acquisitions of or mergers with other companies in the industry, the prospects for financing for biotechnology issuers with less than $50 million in market capitalization, and an exclusive or non-exclusive collaboration, as well as the risks and uncertainties associated with such alternatives. The Company Board observed that no offers for strategic collaborations had come to fruition in the last several months, despite significant efforts to obtain such offers both by the Company’s management and by Cowen, and that even if the Company were to enter into such a collaboration in the near term, it would likely provide only a small up-front payment due to the very early stage of the Company’s discovery stage assets, and as a result the Company would likely have to conduct another financing even with a collaboration in place. The Company Board also noted in particular the exhaustive activities undertaken by Cowen, at Genelabs’ instruction, over the span of several months, including repeat contacts to several potential bidders, in connection with the solicitation of offers to purchase the Company or merge with the Company.

•	Transaction Financial Terms; Premium to Market Price. The Company Board considered the relationship of the $1.30 per share price to be paid in cash under the Merger Agreement to the market prices of the Shares. In light of the financial markets and the Company’s activities to date (including, without limitation, overtures made to selected third parties in advance of the execution of the Merger Agreement), the Company Board determined that the Offer Price and Merger Consideration to be paid in the Offer and the Merger represented the best per share price reasonably obtainable for the Company’s shareholders. In making that determination, the Company Board considered that the Offer Price and Merger Consideration represent a premium of approximately:

•	465% over $0.23, the closing price of the Shares on The Nasdaq Capital Market on October 29, 2008;

•	210% over $0.42, the closing price of the Shares as of 30 trading days prior to the execution of the Merger Agreement; and

•	69% over $0.77, the closing price of the Shares as of 90 trading days prior to the execution of the Merger Agreement.

The Company Board noted that the premium above the current stock price and above the current cash value of the Company appeared to represent a fair offer. The Company Board also noted, based on one of Cowen’s financial analyses, that the premium represented by the Offer Price and the Merger Consideration, as measured over such time periods, exceeded the average premium paid in selected precedent transactions for biotechnology companies for such periods.

•	Ability to Respond to Unsolicited Takeover Proposals and Terminate the Merger Agreement to Accept a Superior Proposal. The Company Board considered the provisions in the Merger Agreement that provide for the ability of the Company, subject to the terms and conditions of the Merger Agreement, to provide information to and engage in negotiations with third parties that make an unsolicited proposal, and, subject to payment of a termination fee and the other conditions set forth in the Merger Agreement, to enter into a transaction with a party that makes a superior proposal.

•	Termination Fee Provisions. The Company Board considered the termination fee provisions of the Merger Agreement and determined that they likely would not be a significant deterrent to competing offers that might be superior to the Offer Price and the Merger Consideration. The Company Board determined that, based on its review of fees agreed to in precedent transactions and on its discussions with legal counsel as to relevant legal considerations, the termination fee of $3 million, plus reimbursement of expenses of up to $500,000, was reasonable and would be unlikely to deter superior offers.

•	Conditions to the Consummation of the Offer and the Merger; Likelihood of Closing. The Company Board considered the reasonable likelihood of the consummation of the transactions contemplated by the Merger Agreement in light of the nature of the conditions in the Merger Agreement to the obligation of GSK to accept for payment and pay for the Shares tendered pursuant to the Offer, including that the consummation of the Offer and the Merger was not contingent on GSK’s ability to secure financing. The Company Board further considered the quality of the relationship between GSK and the Company, which had been established on positive terms in 1992 in connection with the license agreement entered into between the parties. The Company Board also considered GSK’s very strong business reputation in the life sciences industry and its robust financial condition.

•	Cash Consideration; Certainty of Value. The Company Board considered the form of consideration to be paid to holders of Shares in the Offer and the Merger, and the certainty of the value of such cash consideration compared to stock or other consideration.

•	Timing of Completion. The Company Board considered the anticipated timing of consummation of the transactions contemplated by the Merger Agreement and the structure of the transaction as a cash tender offer for all of the Shares, which should allow shareholders to receive the transaction consideration in a relatively short timeframe, if 90% of the Shares are tendered, followed by the Merger in which shareholders would receive the same consideration as received by shareholders who tender their Shares in the Offer. The Company Board considered that the potential for closing in a relatively short timeframe could also reduce the amount of time in which the Company’s business would be subject to the potential uncertainty of closing and related disruption. The Company Board also considered that if less than 90% of the Shares are tendered in the Offer, a shareholder meeting will be required and that would add several weeks to the process before a closing could occur.

•	Opinion of the Company’s Financial Advisor. The Company Board considered the opinion of Cowen, dated October 29, 2008, provided to the Company Board as to the fairness, from a financial point of view, to the holders of the Company’s common stock, other than GSK and its affiliates, of the consideration to be received by such shareholders in the Offer and the Merger (taken together). See “Opinion of Cowen and Company, LLC” below.

•	Dissenting Shares. The Company Board considered the availability of dissenters’ rights with respect to the Merger for the Company’s shareholders who properly exercise their rights under Chapter 13 of the CGCL.

The Company Board also considered a number of uncertainties and risks in their deliberations concerning the transactions contemplated by the Merger Agreement, including the Offer and Merger, including the following:

•	Restrictions; Termination Fee. The Company Board considered the restrictions that the Merger Agreement imposes on actively soliciting competing bids, and the requirement under the Merger Agreement that the Company would be obligated to pay a termination fee of $3 million under certain circumstances, plus payment of expenses of up to $500,000.

•	Failure to Close. The Company Board considered that the conditions to GSK’s obligation to accept for payment and pay for the Shares tendered pursuant to the Offer and to consummate the Merger are subject to conditions, and the possibility that such conditions may not be satisfied, including as a result of events outside of the Company’s control. The Company Board also considered the fact that, if the Offer and Merger are not completed, the market’s perception of the Company’s continuing business could potentially result in a loss of business partners, collaboration partners and employees and that the trading price of the Shares and the likelihood of its continued listing on the Nasdaq Capital Market could be adversely affected. The Company Board also considered the fact that, if the Offer and Merger are not consummated, the Company’s directors, officers and other employees will have expended extensive time and effort and will have experienced significant distractions from their work during the pendency of the transaction, and the Company will have incurred significant transaction costs in attempting to consummate the transaction.

•	Public Announcement of the Offer and Merger. The Company Board considered the effect of a public announcement of the execution of the Merger Agreement and the Offer and Merger contemplated thereby, including effects on the Company’s operations, stock price and employees and the Company’s ability to attract and retain key management and personnel. The Company Board considered the possibility that the public announcement of a pending merger could create uncertainty among the Company’s current employees, business partners and collaboration partners as to the future of their relationships with the Company, and lead to departures of employees or the termination of agreements with third parties.

•	Pre-Closing Covenants. The Company Board considered that, under the terms of the Merger Agreement, the Company agreed that it will carry on its business in the ordinary course of business consistent with past practice and, subject to specified exceptions, that the Company will not take a number of actions related to the conduct of its business without the prior written consent of GSK. The Company Board further considered that these terms of the Merger Agreement may limit the ability of the Company to pursue business opportunities that it might otherwise pursue.

•	Cash Consideration. The Company Board considered the fact that, subsequent to completion of the Merger, the Company will no longer exist as an independent public company and that the nature of the transaction as a cash transaction would prevent the Company’s shareholders from being able to participate in any value creation that the Company could generate going forward, as well as any future appreciation in value of the combined company, unless they separately acquired GSK common stock.

•	Tax Treatment. The Company Board considered the fact that gains from this transaction would be taxable to the Company’s shareholders for U.S. federal income tax purposes.

•	Potential Conflicts of Interest. The Company Board was aware of the potential conflicts of interest between the Company, on the one hand, and certain of the Company’s executive officers and directors, on the other hand, as a result of change in control agreements in effect between the executive officers and the Company, and the transactions contemplated by the Offer and the Merger as described in Item 3 above.

The foregoing discussion of the factors considered by the Company Board is not intended to be exhaustive, but rather includes the material factors considered by the Company Board in its consideration of the Merger Agreement, the Offer and the Merger. After considering these factors, the Company Board concluded that the positive factors relating to the Merger Agreement, the Offer and the Merger outweighed the potential negative factors. In view of the wide variety of factors considered by the Company Board, and the complexity of these matters, the Company Board did not find it practicable to, and did not, quantify or otherwise assign relative weights to the foregoing factors. In addition, individual members of the Company Board may have assigned different weights to various factors. The Company Board, by a unanimous vote, approved and recommends the Merger Agreement, the Offer and the Merger based upon the totality of the information presented to and considered by it.

Opinion of Cowen and Company, LLC

Pursuant to an engagement letter dated May 1, 2008, the Company retained Cowen to render an opinion to the Company’s Board of Directors as to the fairness, from a financial point of view, to the holders of the common stock of the Company, other than Parent and its affiliates, of the consideration to be received by such holders in the Offer and the Merger (taken together) pursuant to the Merger Agreement.

On October 29, 2008, Cowen delivered certain of its written analyses and its oral opinion to the Company Board, subsequently confirmed in writing as of the same date, to the effect that and subject to the various assumptions, qualifications and limitations set forth therein, as of October 29, 2008, the consideration to be received in the Offer and the Merger (taken together) was fair, from a financial point of view, to the shareholders of the Company, other than Parent and its affiliates. The full text of the written opinion of Cowen, dated October 29, 2008, is attached as Annex II and is incorporated by reference. Holders of the Company’s common stock are urged to read the opinion in its entirety for the assumptions made, procedures followed, other matters considered and limits of the review by Cowen. The summary of the written opinion of Cowen set forth herein is qualified in its entirety by reference to the full text of such opinion. Cowen’s analyses and opinion were prepared for and addressed to the Company Board and are directed only to the fairness, from a financial point of view, of the consideration to be received in the Offer and the Merger (taken together) by the holders of common stock of the Company (other than Parent and its affiliates) and do not constitute an opinion as to the merits of the Offer or the Merger or a recommendation to any shareholder as to whether to tender such holder’s shares in the Offer, how to vote with respect to any shareholder vote with respect to the Merger or take any other action in connection with the Offer, the Merger or otherwise. The consideration in the Offer and the Merger was determined through negotiations between the Company and Parent and not pursuant to recommendations of Cowen.

In arriving at its opinion, Cowen reviewed and considered such financial and other matters as it deemed relevant, including, among other things:

•	a draft of the Merger Agreement dated October 29, 2008;

•	certain publicly available financial and other information for the Company, including equity research, and certain other relevant financial and operating data furnished to Cowen by the Company’s management;

•	certain internal financial analyses, financial projections, reports and other information concerning the Company prepared by the Company’s management (referred to as the “Genelabs Forecasts”);

•	discussions Cowen had with certain members of the Company’s management concerning the historical and current business operations, financial condition and prospects of the Company and such other matters Cowen deemed relevant;

•	certain operating results and the reported price and trading histories of the shares of the common stock of the Company as compared to operating results and the reported price and trading histories of certain publicly traded companies Cowen deemed relevant;

•	certain financial terms of the Offer and the Merger as compared to the financial terms of certain selected business combinations Cowen deemed relevant; and

•	such other information, financial studies, analyses and investigations and such other factors that Cowen deemed relevant for the purposes of its opinion.

In conducting its review and arriving at its opinion, Cowen, with the Company’s consent, assumed and relied, without independent investigation, upon the accuracy and completeness of all financial and other information provided to it by the Company or which was publicly available or was otherwise provided to Cowen. Cowen did not undertake any responsibility for the accuracy, completeness or reasonableness of, or independent verification of, such information. Cowen relied upon, without independent verifications, the assessment of the Company’s management as to the existing products and services of the Company and the viability of, and risks associated with, the future products and services of the Company. In addition, Cowen did not conduct, nor assume any obligation to conduct, any physical inspection of the properties or facilities of the Company. Cowen further relied upon the Company’s representation that all information provided to it by the Company was accurate and complete in all material respects. Cowen, with the Company’s consent, assumed that the Genelabs Forecasts were reasonably prepared by the management of the Company and reflected the best available estimates and good faith judgments of such management as to the future performance of the Company and that such Genelabs Forecasts provided a reasonable basis for its opinion. Cowen expressed no opinion as to the Genelabs Forecasts or the assumptions on which they were made. Cowen expressly disclaimed any undertaking or obligation to advise any person of any change in any fact or matter affecting its opinion of which Cowen becomes aware after the date of its opinion.

Cowen did not make or obtain any independent evaluations, valuations or appraisals of the assets or liabilities of the Company nor was Cowen furnished with these materials. In addition, Cowen did not evaluate the solvency or fair value of the Company under any state or federal laws relating to bankruptcy, insolvency or similar matters. With respect to all legal matters relating to the Company, Cowen relied on the advice of legal counsel to the Company. Cowen expresses no opinion with respect to such legal matters. Cowen’s opinion addressed only the fairness, from a financial point of view, of the consideration to be received by the holders of the Company’s common stock (other than Parent and its affiliates) in the Offer and the Merger. Cowen expressed no view as to any other aspect or implication of the Merger Agreement or any other agreement, arrangement or understanding entered into in connection with the Offer, the Merger or otherwise. Cowen’s opinion was necessarily based upon economic and market conditions and other circumstances as they existed and could be evaluated by Cowen on the date of its opinion. It should be understood that although subsequent developments may affect its opinion, Cowen does not have any obligation to update, revise or reaffirm its opinion and Cowen expressly disclaims any responsibility to do so.

In rendering its opinion, Cowen assumed, in all respects material to its analysis, that the representations and warranties of each party contained in the Merger Agreement are true and correct, that each party will perform all of the covenants and agreements required to be performed by it under the Merger Agreement and that all conditions to the consummation of the Offer and the Merger will be satisfied without waiver thereof. Cowen assumed that the final form of the Merger Agreement would be substantially similar to the last draft received by Cowen prior to rendering its opinion. Cowen also assumed that all governmental, regulatory and other consents and approvals contemplated by the Merger Agreement would be obtained and that, in the course of obtaining any of those consents, no restrictions will be imposed or waivers made that would have an adverse effect on the contemplated benefits of the Offer and the Merger.

Cowen’s opinion does not constitute a recommendation to any shareholder as to whether such shareholders should tender his or her shares of the Company’s common stock in the Offer or to take any other action in connection with the Offer, the Merger or otherwise. Cowen’s opinion does not imply any conclusion as to the likely trading range for the Company’s common stock following consummation of the Offer, the Merger or otherwise, which may vary depending on numerous factors that generally influence the price of securities. Cowen’s opinion is limited to the fairness, from a financial point of view, of the consideration to be received by the holders of the Company’s common stock (other than Parent and its affiliates) in the Offer and the Merger. Cowen expresses no opinion as to the underlying business reasons that may support the decision of the Company Board to approve, or the Company’s decision to consummate, the Offer and the Merger or the relative merits of the Offer and the Merger as compared to other business strategies or transactions that might be available to the Company. Cowen’s opinion does not address the fairness of the amount or the nature of any compensation to any of the Company’s officers, directors or employees, or any class of such persons, relative to the consideration to be offered to the public shareholders of the Company in the Offer and the Merger.

The following is a summary of the principal financial analyses performed by Cowen to arrive at its opinion. Some of the summaries of financial analyses include information presented in tabular format. In order to fully understand the financial analyses, the tables must be read together with the text of each summary. The tables alone do not constitute a complete description of the financial analyses. Considering the data set forth in the tables without considering the full narrative description of the financial analyses, including the methodologies and assumptions underlying the analyses, could create a misleading or incomplete view of the financial analyses. Cowen performed certain procedures, including each of the financial analyses described below, and reviewed, with the management of the Company, the assumptions on which such analyses were based and other factors, including the historical and projected financial results of the Company. No limitations were imposed by the Company Board with respect to the investigations made or procedures followed by Cowen in rendering its opinion.

Analysis of Selected Publicly Traded Companies.  To provide contextual data and comparative market information, Cowen compared selected historical operating and financial data and ratios for the Company to the corresponding financial data and ratios of certain other companies whose principal value-driving programs are all infectious disease therapeutics in Phase II or earlier and whose securities are publicly traded and which Cowen believes have operating, market valuation and trading valuations similar to what might be expected of the Company (referred to as the “Selected Publicly Traded Companies”). These companies were: Ardea Biosciences, Inc., Anadys Pharmaceuticals, Inc., Achillion Pharmaceuticals, Inc., Replidyne, Inc., Panacos Pharmaceuticals, Inc. and Inhibitex, Inc.

The data and ratios included the equity values and the equity values plus total debt, less cash and equivalents (referred to as the “enterprise value”) for the Selected Publicly Traded Companies. The enterprise values were adjusted for the Company’s total debt, less the Company’s cash and equivalents, as of September 30, 2008 to calculate implied equity values for the Company. The following table shows median and mean equity values per share of common stock of the Company implied by this analysis and is based on the closing stock prices of the Selected Publicly Traded Companies stock on October 28, 2008.

	Genelabs Implied Equity Value per Share
Methodology	Median	Mean

Equity Value Analysis:
Equity Value Per Share	$0.76	$1.03
Enterprise Value Analysis:
Equity Value Per Share	$0.56	$0.69

Although the Selected Publicly Traded Companies were used for comparison purposes, none of those companies is directly comparable to the Company. Accordingly, an analysis of the results of such a comparison is not purely mathematical, but instead involves complex considerations and judgments concerning differences in historical and projected financial and operating characteristics of the Selected Publicly Traded Companies and other factors that could affect the public trading value of the Selected Publicly Traded Companies or the Company to which they are being compared.

Analysis of Selected Transactions.  Cowen reviewed the financial terms, to the extent publicly available, of 14 transactions involving the acquisition of life sciences companies whose lead program is in Preclinical or Phase I stages of development, excluding platform companies, with deal values in excess of $20 million, which were announced or completed since 2003 (referred to as the “Precedent Transactions”). These transactions were (listed as acquiror/target):

•	Eli Lilly & Co./SGX Pharmaceuticals, Inc.

•	Roche/Piramed Ltd.

•	Evotec AG/Renovis, Inc.

•	Evotec AG/Neuro3d SA

•	VASTox Plc./DanioLabs Ltd.

•	GlaxoSmithKline Plc./Praecis Pharmaceuticals, Inc.

•	Biogen Idec/Conforma Therapeutics Corp.

•	Discovery Partners International/Infinity Pharmaceuticals, Inc.

•	Greenchip Investments Plc./Lipoxen Technologies Ltd.

•	Antisoma Plc./Aptamera, Inc.

•	Exelixis, Inc./X-Ceptor Therapeutics

•	V.I. Technologies, Inc./Panacos Pharmaceuticals, Inc.

•	ArQule, Inc./Cyclis Pharmaceuticals, Inc.

•	British Biotech Plc./RiboTargets Ltd.

Cowen reviewed the equity values and enterprise values paid in the Precedent Transactions, and adjusted the enterprise values paid for the Company’s total debt, less the Company’s cash and equivalents, as of September 30, 2008 to calculate implied equity values for the Company. The following table presents the median and mean equity values per share of common stock of the Company implied by this analysis.

	Genelabs Implied Equity Value Per Share
Methodology	Median	Mean

Equity Value Analysis:
Equity Value Per Share	$0.80	$1.43
Enterprise Value Analysis:
Equity Value Per Share	$1.19	$1.65

Although the Precedent Transactions were used for comparison purposes, none of those transactions is directly comparable to the Offer and the Merger, and none of the companies in those transactions is directly comparable to the Company. Accordingly, an analysis of the results of such a comparison is not purely mathematical, but instead involves complex considerations and judgments concerning differences in historical and projected financial and operating characteristics of the companies involved and other factors that could affect the acquisition value of such companies or the Company, to which they are being compared.

Analysis of Premiums Paid in Selected Transactions.  Cowen reviewed the premium of the offer price over the trading prices 1 trading day and 20 days prior to the announcement date of acquisition transactions in the life sciences industry with transaction values between $20 million and $100 million announced since 2003 (referred to as the “Life Sciences Transactions”), which included 22 transactions.

The following table presents the premiums of the offer prices over the trading prices 1 day and 20 days prior to the announcement date for the Life Sciences Transactions, and the equity value per share for the Company implied by such premiums. The information in the table is based on the closing stock price of the Company’s stock 1 day prior to October 28, 2008 and 20 days prior to October 28, 2008.

	Genelabs Implied Equity Value Per Share
	1 Day		20 Day
	Median	Mean	Median	Mean

Premiums for Life Sciences Transactions	41.1%	62.6%	40.8%	53.5%
Implied Share Price	$0.37	$0.42	$0.61	$0.66

The summary set forth above does not purport to be a complete description of all the analyses performed by Cowen. The preparation of a fairness opinion involves various determinations as to the most appropriate and relevant methods of financial analysis and the application of these methods to the particular circumstances and, therefore, such an opinion is not readily susceptible to partial analysis or summary description. Cowen did not attribute any particular weight to any analysis or factor considered by it, but rather made qualitative judgments as to the significance and relevance of each analysis and factor. Accordingly, notwithstanding the separate factors summarized above, Cowen believes, and has advised the Company Board, that its analyses must be considered as a whole and that selecting portions of its analyses and the factors considered by it, without considering all analyses and factors, could create an incomplete view of the process underlying its opinion. In performing its analyses, Cowen made numerous assumptions with respect to industry performance, business and economic conditions and other matters, many of which are beyond the control of the Company. These analyses performed by Cowen are not necessarily indicative of actual values or future results, which may be significantly more or less favorable than suggested by such analyses. In addition, analyses relating to the value of businesses do not purport to be appraisals or to reflect the prices at which businesses or securities may actually be sold. Accordingly, such analyses and estimates are inherently subject to uncertainty, being based upon numerous factors or events beyond the control of the parties or their respective advisors. None of the Company, Cowen or any other person assumes responsibility if future results are materially different from those projected. The analyses supplied by Cowen and its opinion were among several factors taken into consideration by the Company Board in making its decision to enter into the Merger Agreement and should not be considered as determinative of such decision.

Cowen was selected by the Company Board to render an opinion to the Company Board because Cowen is a nationally recognized investment banking firm and because, as part of its investment banking business, Cowen is continually engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, negotiated underwritings, secondary distributions of listed and unlisted securities, private placements and valuations for corporate and other purposes. In the ordinary course of its business, Cowen and its affiliates may trade the equity securities of the Company and Parent for their own account and for the accounts of their customers, and, accordingly, may at any time hold a long or short position in such securities. The issuance of Cowen’s opinion was approved by Cowen’s fairness opinion review committee.

Pursuant to the Cowen engagement letter, if the Offer or Merger is consummated, Cowen will be entitled to receive a transaction fee. The Company has also agreed to pay a fee to Cowen for rendering its opinion, which fee shall be credited against any transaction fee paid. Additionally, the Company has agreed to reimburse Cowen for its out-of-pocket expenses, including attorneys’ fees, and has agreed to indemnify Cowen against certain liabilities, including liabilities under the federal securities laws. The Company also has agreed that if, during the period Cowen is retained by the Company under the Cowen engagement letter, the Company proposes to effect any restructuring transaction, any acquisition or disposition transaction (other than with respect to certain specified assets), any bank financing, any public offering, any Rule 144A offering or any private placement of securities (excluding certain specified transactions), the Company will offer to engage Cowen as its exclusive financial advisor, lead lender or arranger, lead manager underwriter or lead purchaser or exclusive placement agent, as the case may be, in connection with such transaction(s) on terms and conditions customary to Cowen for similar transactions (provided that Cowen may decline any such engagements), with the terms of such engagements to be set forth in separate agreements, and Cowen would receive fees for the rendering of such services. The terms of the fee arrangement with Cowen, which are customary in transactions of this nature, were negotiated at arm’s length between the Company and Cowen, and the Company Board was aware of the arrangement, including the fact that a significant portion of the fee payable to Cowen is contingent upon the completion of the Offer or the Merger.

(c)	Intent to Tender.

Each executive officer and director of the Company who owns Shares presently intends to tender in the Offer all Shares that he or she owns of record or beneficially, other than any Shares that if tendered would cause him or her to incur liability under the short-swing profits recovery provisions of the Exchange Act. See also the description of the Tender and Support Agreement in Item 3(b) under the heading “Arrangements with Purchaser and GSK” and the form of Tender and Support Agreement filed herewith as Exhibit (e)(6). The foregoing does not include any Shares over which, or with respect to which, any such executive officer or director acts in a fiduciary or representative capacity or is subject to the instructions of a third party with respect to such tender.

Item 5.	Person/Assets, Retained, Employed, Compensated or Used.

Pursuant to an engagement letter dated May 1, 2008, the Company engaged Cowen to act as exclusive financial advisor in connection with the Company Board’s evaluation of a proposed transaction involving the possible sale of the Company. The Company Board selected Cowen as its financial advisor because it is a nationally recognized investment banking firm and because, as part of its investment banking business, Cowen is continually engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, negotiated underwritings, secondary distributions of listed and unlisted securities, private placements and valuations for corporate and other purposes. Pursuant to the engagement letter, the Company is obligated to pay Cowen an aggregate transaction fee of $2,250,000 for its services, a significant portion of which is contingent upon consummation of the Offer or the Merger. Cowen was also retained by the Company Board to provide an opinion to the Company Board with respect to the fairness, from a financial point of view, to the holders of the Company’s common stock of the consideration to be received by such holders in the Offer and the Merger. In connection therewith, the Company agreed to pay Cowen $750,000 for its services, payable upon the delivery of Cowen’s opinion without regard to the consummation of the Offer and the Merger, such fee to be credited against the transaction fee described above. A copy of Cowen’s opinion is attached as Annex II hereto and is incorporated herein by reference. In addition, the Company has agreed to reimburse Cowen for its out-of-pocket expenses, including attorneys’ fees, and has agreed to indemnify Cowen against certain liabilities arising out of its engagement.

Neither the Company nor any person acting on its behalf has employed, retained or compensated any person to make solicitations or recommendations to the Company’s shareholders on its behalf concerning the Offer or the Merger, except that such solicitations or recommendations may be made by directors, officers or employees of the Company, for which services no additional compensation will be paid.

Item 6.	Interest in Securities of the Subject Company.

There have been no transactions in the Shares on the part of the Company or any executive officer or director or subsidiary or affiliate of the Company during the past 60 days, other than the purchase of 15,298 Shares by Frederick W. Driscoll, 3,431 Shares by Roy J. Wu and 6,225 Shares by Clint Webb on November 5, 2008 under the Company’s Employee Stock Purchase Plan at a purchase price of $0.5355 per share.

Item 7.	Purposes of the Transaction and Plans or Proposals.

Except as indicated in Items 2, 3 and 4 of this Schedule 14D-9, (a) the Company is not undertaking or engaged in any negotiations in response to the Offer that relate to, or would result in: (i) a tender offer for or other acquisition of the Company’s securities by the Company, any of its subsidiaries, or any other person; (ii) any extraordinary transaction such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries; (iii) any purchase, sale or transfer of a material amount of assets of the Company or any of its subsidiaries; or (iv) any material change in the present dividend rates or policy, or indebtedness or capitalization of the Company and (b) there are no transactions, resolutions of the Company Board or agreements in principle or signed contracts in response to the Offer that relate to, or would result in, one or more of the events referred to in clause (a) of this Item 7.

Item 8.	Additional Information.

(a)	Information Statement.

The Information Statement attached as Annex I hereto is being furnished in connection with the possible designation by Purchaser, pursuant to the Merger Agreement, of certain persons to be appointed to the Company Board other than at a meeting of the Company’s shareholders and is incorporated herein by reference.

(b)	Dissenters’ Appraisal Rights.

Holders of Shares do not have dissenters’ appraisal rights in connection with the Offer. However, if the Merger is consummated following the completion of the Offer, each holder of Shares who fully complies with and meets all the requirements of the provisions of Chapter 13 of the CGCL (“Qualifying Shareholders”) may have the right to require the Company to purchase the holder’s Shares for cash at “fair market value.” A Qualifying Shareholder will be entitled to exercise these dissenters’ rights under the CGCL only if (i) the holders of 5% or more of the outstanding Shares properly file demands for payment of the fair market value or (ii) the Shares held by such holder are subject to any restriction on transfer imposed by the Company or by any law or regulation (“Restricted Shares”). Accordingly, if any holder of Restricted Shares or the holders of 5% or more of the Shares properly file demands for payment in compliance with Chapter 13 of the CGCL, all other Qualifying Shareholders will be entitled to require the Company to purchase their Shares for cash at their fair market value if the Merger is consummated. If the holders of less than 5% of the Shares properly file demands for payment in compliance with Chapter 13 of the CGCL but any holder of Restricted Shares properly files such a demand, only such holder or holders of Restricted Shares shall be entitled to require the Company to purchase their Shares as described in the preceding sentence. In addition, if immediately prior to the effective time of the Merger, the Shares are not listed on a national securities exchange certified by the California Commissioner of Corporations or not listed on the National Market System of the Nasdaq Stock Market, holders of Shares may exercise dissenters’ appraisal rights as to any or all of their Shares entitled to such rights. If the Merger is not consummated, no Qualifying Shareholder will be entitled to have the Company purchase such holder’s Shares under Chapter 13 of the CGCL.

Under the CGCL, the “fair market value” of the Shares may be one agreed to by the Company and the Qualifying Shareholders or judicially determined, depending on the circumstances. The “fair market value” is determined as of the day before the first announcement of the terms of the proposed Merger, excluding any appreciation or depreciation as a result of the Merger and subject to adjustments. The value so determined could be more or less than the Offer Price. Moreover, a damages remedy or injunctive relief may be available if the Merger is found to be the product of procedural unfairness, including fraud, misrepresentation or other misconduct.

If a shareholder and the Company do not agree on whether that shareholder is a Qualifying Shareholder, or if a Qualifying Shareholder and the Company fail to agree on the fair market value of Shares and neither the Company nor the Qualifying Shareholder files a complaint or intervenes in a pending action within six months after the Company mails the required notice that shareholders have approved the Merger, that shareholder does not have (or will cease to have) rights as a dissenting shareholder. After a shareholder files a demand to exercise dissenters’ rights, that shareholder may not withdraw the demand without the Company’s consent.

The foregoing discussion of the rights of Qualifying Shareholders does not purport to be a complete statement of the procedures to be followed by shareholders desiring to exercise any available dissenters’ appraisal rights and is qualified in its entirety by reference to Chapter 13 of the CGCL, a copy of which is attached hereto as Annex III.

DISSENTERS’ RIGHTS CANNOT BE EXERCISED AT THIS TIME.  THE INFORMATION SET FORTH ABOVE IS FOR INFORMATIONAL PURPOSES ONLY WITH RESPECT TO ALTERNATIVES AVAILABLE TO SHAREHOLDERS IF THE MERGER IS COMPLETED. SHAREHOLDERS WHO WILL BE ENTITLED TO DISSENTERS’ RIGHTS IN CONNECTION WITH THE MERGER WILL RECEIVE ADDITIONAL INFORMATION CONCERNING DISSENTERS’ RIGHTS AND THE PROCEDURES TO BE FOLLOWED IN CONNECTION THEREWITH BEFORE SUCH SHAREHOLDERS HAVE TO TAKE ANY ACTION RELATING THERETO.

SHAREHOLDERS WHO TENDER SHARES PURSUANT TO THE OFFER WILL NOT BE ENTITLED TO EXERCISE DISSENTERS’ RIGHTS WITH RESPECT THERETO BUT, RATHER, WILL RECEIVE THE OFFER PRICE.

(c)	Anti-Takeover Statute.

Because the Company is incorporated under the laws of the State of California, it is subject to Section 1203 of the CGCL. Section 1203 provides that if a tender offer is made to some or all of a corporation’s shareholders by an “interested party,” (A) an affirmative opinion in writing as to the fairness of the consideration to the shareholders of such corporation is required to be delivered to the shareholders at the time that the tender offer is first made in writing to the shareholders and (B) in the event a third party proposal (“Proposal”) to acquire the same corporation is made to the corporation or its shareholders at least ten days prior to the date for the acceptance of the shares tendered to the “interested party,” the shareholders of the corporation shall be informed of such Proposal, forwarded copies of any written materials provided by the person making the Proposal and given a reasonable period of time (ten days from the date of notice or publication of the Proposal) to withdraw any tender in favor of the “interested party” tender offer. However, if the tender offer is commenced by publication and tender offer materials are subsequently mailed or otherwise distributed to the shareholders, the opinion may be omitted in the publication if the opinion is included in the materials distributed to the shareholders.

For purposes of Section 1203, the term “interested party” includes, among other things, a person who is a party to the transaction and who (A) directly or indirectly controls the corporation that is the subject of the tender offer or proposal, (B) is, or is directly or indirectly controlled by, an officer or director of the subject corporation or (C) is an entity in which a material financial interest is held by any director or executive officer of the subject corporation. None of the Company, GSK, Parent or Purchaser believes that the Offer constitutes a transaction that falls within the provisions of Section 1203.

(d)	Regulatory Approvals.

Neither the Company nor Purchaser is aware of any license or regulatory permit that appears to be material to the business of the Company and its subsidiaries, taken as a whole, that might be adversely affected by the acquisition of the Shares by Purchaser pursuant to the Offer, the Merger or otherwise, or of any approval or other action by any governmental entity that would be required prior to the acquisition of the Shares by Purchaser pursuant to the Offer, the Merger or otherwise.

Should any such approval or other action be required, the Company presently contemplates that such approval or other action will be sought. While, except as otherwise described in the Offer, Purchaser does not presently intend to delay the acceptance for payment of, or payment for, the Shares tendered pursuant to the Offer pending the outcome of any such matter, there can be no assurance that any such approval or other action, if needed, would be obtained or would be obtained without substantial conditions or that failure to obtain any such approval or other action might not result in consequences adverse to the Company’s business or that certain parts of the Company’s business might not have to be disposed of, or other substantial conditions complied with, in the event that such approvals were not obtained or such other actions were not taken or in order to obtain any such approval or other action.

(e)	Vote Required to Approve the Merger.

No Vote Required to Approve the Merger Assuming Minimum Tender Condition or Option Exercise Minimum Number is Satisfied.  The Company Board has approved the Offer, the Merger and the Merger Agreement in accordance with the CGCL. If either the Minimum Tender Condition or, if applicable, the Option Exercise Minimum Number, and the other conditions to the Offer are satisfied, and the Offer is consummated, Purchaser will own a number of Shares necessary to cause the Merger to occur without a vote of the Company’s shareholders, pursuant to Section 1110 of the CGCL.

Vote Required to Approve the Merger Assuming Neither the Minimum Tender Condition nor Option Exercise Minimum Number is Satisfied.  If neither the Minimum Tender Condition nor, if applicable, the Option Exercise Minimum Number is satisfied but the Revised Minimum Number is satisfied and the other conditions to consummation of the Merger are satisfied, the Company Board will be required to submit the Merger Agreement to the Company’s shareholders for approval at a shareholders’ meeting convened for that purpose in accordance with the CGCL. The execution and delivery of the Merger Agreement by the Company and the consummation by the Company of the transactions contemplated thereby have been duly authorized by all necessary corporate action on the part of the Company, subject to the approval and adoption of the Merger Agreement by the shareholders of the Company in accordance with the CGCL. In addition, the affirmative vote of the holders of a majority of the outstanding Shares is the only vote of the holders of any of the Company’s capital stock necessary in connection with the consummation of the Merger. Therefore, unless the Merger is consummated in accordance with the provisions of Section 1110 of the CGCL described above (in which case no action by the shareholders of the Company will be required to consummate the Merger), the only remaining corporate action of the Company will be the approval and adoption of the Merger Agreement and the transactions contemplated thereby by the affirmative vote of the holders of a majority of the Shares.

The Merger Agreement provides that if the approval and adoption of the Merger Agreement by the Company’s shareholders are required by law, the Company will, as soon as practicable after the consummation of the Offer, prepare and file with the SEC a preliminary information proxy statement and will thereafter mail to its shareholders as promptly as practicable an information proxy statement of the Company and all other materials for a shareholders’ meeting. The Company has also agreed that it will duly call, give notice of, convene and hold a shareholders’ meeting for the purpose of voting upon the approval and adoption of the Merger Agreement and the transactions contemplated thereby. In the Merger Agreement, the Company has agreed that the Company Board will recommend to the shareholders the approval and adoption of the Merger Agreement and the Merger. If Purchaser acquires the Revised Minimum Number, it would have the ability to ensure approval of the Merger Agreement by the shareholders of the Company with the approval of a de minimis number of remaining outstanding Shares.

The 50-90 Rule.  Under the CGCL, the Merger consideration paid to the Company’s shareholders in the Merger may not be cash if Purchaser owns, directly or indirectly, more than 50% but less than 90% of the then outstanding Shares unless either (i) all the shareholders of the Company consent to the Merger or (ii) the Commissioner of Corporations of the State of California approves, after a hearing, the terms and conditions of the Merger and the fairness thereof. If such shareholder consent or Commissioner of Corporations approval is not obtained, the CGCL requires that the consideration received in the Merger consist only of non-redeemable common stock of Purchaser or Parent. The purpose of the Offer is to obtain 90% or more of the outstanding Shares and thus enable Purchaser to acquire all the equity of the Company for consideration consisting solely of cash.

(f)	Top-Up Option.

The Company has irrevocably granted to Purchaser an option (the “Top-Up Option”), exercisable, on one or more occasions, in Purchaser’s discretion, but only after the acceptance by Purchaser of, and payment for, Shares tendered in the Offer, to purchase (for cash or a note payable) that number (but not less than that number) of Shares as is equal to the lowest number of Shares that, when added to the number of Shares owned directly or indirectly by GSK, Parent or Purchaser at the time of such exercise, will constitute, as applicable, either one share more than 90% of the total Shares then outstanding (assuming the issuance of the Shares purchased under the Top-Up Option), or, if the Minimum Tender Condition has been reduced to the Revised Minimum Number, 49.9% of the total Shares then outstanding (assuming the issuance of the Shares purchased under the Top-Up Option). The price per Share payable under the Top-Up Option would be equal to the Offer Price. In no event will the Top-Up Option be exercisable for a number of Shares in excess of the Company’s then authorized and unissued Shares (including as authorized and unissued Shares any Shares held in the treasury of the Company). In addition, the Top-Up Option may not be exercised if any provision of applicable law or any judgment, injunction, order or decree of any governmental entity prohibits, or requires any action, consent, approval, authorization or permit of, action by, or filing with or notification to, any governmental entity or the Company’s shareholders in connection with the exercise of the Top-Up Option or the delivery of the Shares to be purchased under the Top-Up Option, if such action, consent, approval, authorization or permit, action, filing or notification has not been obtained or made, as applicable, before such exercise. The foregoing summary is qualified in its entirety by reference to the Merger Agreement, which is filed as Exhibit (e)(1) and is incorporated herein by reference.

(g)	Section 14(f) Information Statement.

The Merger Agreement provides that, promptly upon the acceptance by Purchaser of, and payment for, Shares tendered in the Offer, and from time to time thereafter, Purchaser will be entitled to designate such number of directors to the Company Board as will give the Purchaser representation on the Company Board equal to the product of (i) the total number of directors on the Company Board (after giving effect to the directors elected pursuant to this provision) and (ii) the percentage that the number of Shares so purchased bears to the total number of Shares then outstanding. The Company shall use its reasonable best efforts to cause individuals designated by Purchaser to constitute the same percentage of each committee of the Company Board (and of each board of directors and each committee thereof of each wholly-owned subsidiary of the Company) as the percentage of the entire Company Board represented by individuals designated by Purchaser, to the extent permitted by applicable law. The foregoing summary is qualified in its entirety by reference to the Merger Agreement, which is filed as Exhibit (e)(1) hereto and is incorporated herein by reference.

The Company has attached an Information Statement to this Schedule 14D-9 as Annex I. The Information Statement is furnished in connection with the possible election of persons designated by Purchaser, pursuant to the Merger Agreement, to a majority of the seats on the Company’s Board of Directors, other than at a meeting of the Company’s shareholders.

(h)	Legal Proceedings.

On November 4, 2008, a putative shareholder class action lawsuit was filed by a single plaintiff against the Company, members of the Company’s Board of Directors and GSK in the Superior Court of California, County of San Mateo. The action, entitled Lanre Rotimi Rollover IRA v. Genelabs Technologies, Inc., et al., alleges, among other things, that the members of the Company’s Board of Directors violated their fidicuary duties by failing to maximize shareholder value when negotiating and entering into the Merger Agreement. The complaint alleges that GSK aided and abetted those purported breaches. The plaintiff seeks, among other things, to enjoin the acquisition of the Company by Purchaser and Parent or, in the alternative, to rescind the acquisition should it occur before the lawsuit is resolved.

The Company believes that the allegations of the complaint are without merit and intends to vigorously defend the action.

Item 9.	Exhibits.

The following Exhibits are filed with this Schedule 14D-9:

Exhibit No.	Description

(a)(1)(A)	Letter to Shareholders of the Company, dated November 12, 2008, from Frederick W. Driscoll, President and Chief Executive Officer of the Company (included as Annex IV to this Schedule 14D-9 and incorporated herein by reference).
(a)(1)(B)	Information Statement Pursuant to Section 14(f) of the Securities Exchange Act of 1934, as amended, and Rule 14f-1 thereunder (included as Annex I to this Schedule 14D-9 and incorporated herein by reference).
(a)(2)	Offer to Purchase, dated November 12, 2008 (incorporated herein by reference to Exhibit (a)(1)(A) to the Schedule TO of GSK and Purchaser filed with the SEC on November 12, 2008 (File No. 005-84251)).
(a)(3)	Form of Letter of Transmittal (incorporated herein by reference to Exhibit (a)(1)(B) to the Schedule TO of GSK and Purchaser filed with the SEC on November 12, 2008 (File No. 005-84251)).
(a)(4)	Opinion of Cowen and Company, LLC, to the Board of Directors of the Company dated October 29, 2008 (included as Annex II to this Schedule 14D-9 and incorporated herein by reference).
(a)(5)	Joint Press Release issued by the Company and GSK, dated October 29, 2008 (incorporated herein by reference to the Schedule 14D-9C filed by the Company with the SEC on October 30, 2008 (File No. 005-42078)).
(a)(6)	Summary Advertisement as published in the Wall Street Journal (incorporated herein by reference to Exhibit (a)(1)(H) to the Schedule TO of GSK and Purchaser filed with the SEC on November 12, 2008 (File No. 005-84251)).
(e)(1)	Agreement and Plan of Merger, dated October 29, 2008, by and among Gemstone Acquisition Corporation, SmithKline Beecham Corporation and the Company (incorporated herein by reference to Exhibit 2.1 to the Company’s Current Report on Form 8-K filed with the SEC on November 3, 2008 (File No. 000-19222)).
(e)(2)	Change in Control Agreement by and between the Company and Irene A. Chow, Ph.D., dated as of January 3, 2002 (incorporated herein by reference to Exhibit 10.17 to the Company’s Annual Report on Form 10-K for the year ended December 31, 2001 (File No. 000-19222)).
(e)(3)	Form of Change in Control Agreement by and between the Company and each of Frederick W. Driscoll, Ronald C. Griffith, and Roy J. Wu (incorporated herein by reference to Exhibit 10.18 to the Company’s Annual Report on Form 10-K for the year ended December 31, 2001 (File No. 000-19222)).
(e)(4)	Change in Control Agreement by and between the Company and Clint Webb, dated as of April 21, 2008 (filed herewith).
(e)(5)	Confidentiality Agreement, dated as of September 30, 2008, by and between the Company and GSK (incorporated herein by reference to Exhibit (d)(3) to the Schedule TO of GSK and Purchaser filed with the SEC on November 12, 2008 (File No. 005-84251)).
(e)(6)	Form of Tender and Shareholder Support Agreement, dated October 29, 2008 (incorporated herein by reference to Exhibit 4.1 to the Company’s Current Report on Form 8-K filed with the SEC on November 3, 2008 (File No. 000-19222)).
(e)(7)	Heads of Agreement, dated August 27, 1992, by and between the Company and SmithKline Beecham p.l.c. (“Heads of Agreement”) (incorporated herein by reference to Exhibit 10.19 to the Company’s Quarterly Report on Form 10-Q for the quarter ended September 30, 1992 (File No. 000-19222)).*
(e)(8)	Second Amendment to Heads of Agreement (incorporated herein by reference to Exhibit 10.13 to the Company’s Annual Report on Form 10-K for the year ended December 31, 1998 (File No. 000-19222)).*

*	Confidential treatment has been granted with respect to certain portions of this document.

Annex I — Information Statement Pursuant to Section 14(f) of the Securities Exchange Act of 1934 and Rule 14f-1 promulgated thereunder.

Annex II — Opinion of Cowen and Company, LLC, to the Board of Directors of the Company, dated October 29, 2008.

Annex III — Chapter 13 of the California General Corporation Law.

Annex IV — Letter to Shareholders of the Company, dated November 12, 2008, from Frederick W. Driscoll, President and Chief Executive Officer of the Company.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

GENELABS TECHNOLOGIES, INC.

By:	/s/ Frederick W. Driscoll
Frederick W. Driscoll
President and Chief Executive Officer

Dated: November 12, 2008

Annex I

GENELABS TECHNOLOGIES, INC.
505 Penobscot Drive
REDWOOD CITY, CALIFORNIA 94063

INFORMATION STATEMENT PURSUANT TO SECTION 14(f) OF THE SECURITIES
EXCHANGE ACT OF 1934 AND RULE 14f-1 THEREUNDER

This Information Statement is being mailed on or about November 12, 2008, as a part of the Solicitation/Recommendation Statement on Schedule 14D-9 (the “Schedule 14D-9”) of Genelabs Technologies, Inc., a California corporation (“Genelabs” or the “Company”), with respect to the tender offer by Gemstone Acquisition Corporation (“Purchaser”), a California corporation and a direct wholly-owned subsidiary of SmithKline Beecham Corporation, a Pennsylvania corporation (“Parent”) and an indirect wholly-owned subsidiary of GlaxoSmithKline plc, an English public limited company organized under the laws of England and Wales (“GSK”), to the holders of record of all outstanding shares of the Company’s common stock, no par value (the “Shares”). Capitalized terms used and not otherwise defined herein shall have the meaning set forth in the Schedule 14D-9. Unless the context indicates otherwise, in this Information Statement, we use the terms “us,” “we” and “our” to refer to Genelabs. You are receiving this Information Statement in connection with the possible election of persons designated by Purchaser to a majority of the seats on the board of directors of the Company (the “Company Board” or the “Board of Directors”). Such designation would be made pursuant to an Agreement and Plan of Merger, dated as of October 29, 2008 (the “Merger Agreement”), by and among Parent, Purchaser and the Company.

Pursuant to the Merger Agreement, Purchaser commenced a cash tender offer (the “Offer”) on November 12, 2008 to purchase all outstanding Shares at a price of $1.30 per share (the “Offer Price”), net to the seller thereof in cash, without interest, less any required withholding taxes, upon the terms and conditions set forth in the Offer to Purchase, dated November 12, 2008 (the “Offer to Purchase”). Unless extended in accordance with the terms and conditions of the Merger Agreement, the Offer is scheduled to expire at midnight, New York City time, on December 10, 2008, at which time, if all conditions to the Offer have been satisfied or waived, Purchaser will purchase all Shares validly tendered pursuant to the Offer and not properly withdrawn. Copies of the Offer to Purchase and the accompanying Letter of Transmittal have been mailed to the shareholders of Genelabs and are filed as exhibits to the Tender Offer Statement on Schedule TO filed by Purchaser and GSK with the Securities and Exchange Commission (the “SEC”) on November 12, 2008.

The Merger Agreement provides that, subject to the requirements of Section 14(f) of the Exchange Act and Rule 14f-1 promulgated thereunder, promptly upon the acceptance by Purchaser of, and payment for, such number of Shares tendered in the Offer as satisfies the applicable minimum tender condition in effect at such time under the Merger Agreement and from time to time thereafter, Purchaser has the right to designate a number of directors of the Company, rounded up to the next whole number, that is equal to the product of the total number of directors on the Company Board and the percentage that the number of Shares purchased bears to the total number of Shares outstanding. The Company will, upon request by Purchaser, promptly increase the size of the Board of Directors or use its reasonable best efforts to secure the resignations of such number of directors as is necessary to provide Purchaser with such level of representation and will cause Purchaser’s designees to be so elected or appointed. The Company has also agreed in the Merger Agreement to use its reasonable best efforts to cause individuals designated by Purchaser to constitute the same percentage of each committee of the Company Board (and of each board of directors and each committee thereof of each wholly-owned subsidiary of the Company) as the percentage of the entire Company Board represented by the individuals designated by Purchaser, to the extent permitted by applicable law. However, the Merger Agreement further provides that until the Effective Time certain actions of the Company may only be authorized by, and will require the authorization of, a majority of the directors of the Company who were directors on the date of the Merger Agreement or their successors as appointed by such continuing directors (the “Continuing Directors”) or, if there are no Continuing Directors, by a majority of the independent directors of the Company, and will not require any additional approval by the Company Board. If there are no Continuing Directors or independent directors of the Company, such actions will require only the approval by a majority vote of the Company Board. In the event Purchaser’s designees are elected or appointed to the Company Board as described above, the Merger Agreement requires that until the Effective Time the Company Board shall have at least the

Annex I-1

number of independent directors as may be required by the Nasdaq rules or the federal securities laws. The foregoing summary is qualified in its entirety by reference to the Merger Agreement, which is filed as Exhibit (e)(1) to the Schedule 14D-9 and is incorporated herein by reference.

This Information Statement is required by Section 14(f) of the Exchange Act and Rule 14f-1 thereunder in connection with the appointment of Purchaser’s designees to the Company Board.

You are urged to read this Information Statement carefully. You are not, however, required to take any action with respect to the subject matter of this Information Statement.

The information contained in this Information Statement (including information herein incorporated by reference) concerning GSK, Parent, Purchaser and Purchaser’s designees has been furnished to the Company by GSK, and the Company assumes no responsibility for the accuracy or completeness of such information.

PURCHASER’S DESIGNEES

		Current Principal Occupation or Employment;
Name	Age	Material Positions Held During the Past Five Years

Dr. Moncef Slaoui	48	Chairman, Research and Development at GSK since June 2006; prior thereto, Senior Vice President, Worldwide Business Development — R&D at GSK from May 2003; prior thereto, Senior Vice President, Business & New Product Development at GSK from March 2001.
Zhi Hong	45	Senior Vice President of Infectious Diseases Centre for Excellence in Drug Discovery at GSK since April 2007; prior thereto, Executive Vice President and Chief Science Officer at Ardea Biosciences from December 2006; prior thereto, Vice President of Research at Valeant/Ribapharm/ICN from January 2002.
Carol Ashe	51	Vice President, Legal Operations-Corporate Functions-US at GSK since April 2008; prior thereto, Vice President and Associate General Counsel at GSK since January 2001.
Michael Corrigan	57	Senior Vice President, Finance-U.S. Pharmaceuticals at GSK since January 2001.
Audrey Klijian	52	Assistant Treasurer of GSK since January 2001.
Jan Lyons	43	Vice President, Taxes-Americas for GSK since January 2008; prior thereto, Director, Tax Litigation for GSK since June 2004; prior thereto, Director, Tax Planning for GSK since April 2003.

Purchaser has informed Genelabs that each of Purchaser’s designees has consented to serve as a director of Genelabs if appointed or elected. Each of Purchaser’s designees is a U.S. citizen, with the exception of Dr. Slaoui, who is a Belgian/Moroccan citizen. None of Purchaser’s designees currently is a director of, or holds any positions with, Genelabs. Purchaser has advised Genelabs that, to the best of its knowledge, none of Purchaser’s designees or any of their affiliates beneficially owns any equity securities or rights to acquire any such securities of Genelabs nor has any such person been involved in any transaction with Genelabs or any of its directors, executive officers or affiliates that is required to be disclosed pursuant to the rules and regulations of the SEC other than with respect to transactions between GSK, Parent, Purchaser and Genelabs that have been described in the Schedule TO filed by GSK and Purchaser with the SEC on November 12, 2008 or the Schedule 14D-9. In addition, Purchaser has informed Genelabs that none of the individuals listed above (i) has been convicted in a criminal proceeding during the last five years, (ii) was a party to any judicial or administrative proceeding during the last five years (except for any matters that were dismissed without sanction or settlement) that resulted in judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws, (iii) has been adverse to Genelabs or any of its subsidiaries in a material legal proceeding, or (iv) has a material interest adverse to Genelabs or any of its

Annex I-2

subsidiaries. Purchaser has advised Genelabs that there are no family relationships between directors and executive officers of Genelabs and Purchaser’s designees.

CERTAIN INFORMATION CONCERNING THE COMPANY

The authorized capital stock of the Company consists of 125,000,000 shares of common stock, no par value, and 4,990,000 shares of preferred stock, no par value. As of the close of business on November 5, 2008, there were 43,879,917 Shares outstanding.

The Shares are the only class of voting securities of the Company outstanding that is entitled to vote at a meeting of shareholders of the Company. Each Share entitles the record holder to one vote on all matters submitted to a vote of shareholders.

CURRENT DIRECTORS AND EXECUTIVE OFFICERS OF THE COMPANY

The following are brief biographies of each current director and executive officer of the Company (including present principal occupation or employment, and material occupations, positions, offices or employment for the past five years). Unless otherwise indicated, to the knowledge of the Company, no current director or executive officer of the Company (i) has been convicted in a criminal proceeding during the last five years, (ii) was a party to any judicial or administrative proceeding during the last five years (except for any matters that were dismissed without sanction or settlement) that resulted in judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws, (iii) has been adverse to us or any of our subsidiaries in a material legal proceeding, or (iv) has a material interest adverse to us or any of our subsidiaries. There are no family relationships between directors and executive officers of the Company.

DIRECTORS

The following sets forth information concerning the Company’s directors as of November 5, 2008. The Board of Directors currently consists of six members.

Leslie J. Browne, Ph.D., age 58, has been a director of Genelabs since April 2007. Dr. Browne has served as a director of the New Jersey Technology Council since 2005 and as Chairman since January 2007. From August 2004 to April 2008, Dr. Browne served as a member of the Board of Directors and as President and Chief Executive Officer of Pharmacopeia, Inc. Prior to joining Pharmacopeia, Dr. Browne was the Chief Operating Officer at Iconix Pharmaceuticals, Inc., a chemogenomics company, from October 2001 to August 2004. From 2000 to 2001, Dr. Browne was Chief Operating Officer of Genetrace Inc. Before that, Dr. Browne spent over a decade at Berlex/Schering AG, in several positions rising to Corporate Vice President, Berlex Laboratories, Inc. and President of Schering Berlin Venture Corporation. Before Berlex, Dr. Browne was employed by Ciba-Geigy Corporation, where he discovered Fadrozole, the first marketed non-steroidal aromatase inhibitor for the treatment of estrogen-dependent breast cancer. Dr. Browne also managed cardiovascular research at Ciba-Geigy Ltd., in Basel, Switzerland, where one of the group’s achievements was the discovery of Diovan® , the second angiotensin II antagonist ever to be marketed. Dr. Browne received his B.Sc. at Strathclyde University, in Glasgow, Scotland. After receiving his Ph.D. in Chemistry from the University of Michigan, Dr. Browne was a National Institutes of Health postdoctoral fellow at Harvard University with the Nobel laureate Professor R. B. Woodward.

Irene A. Chow, Ph.D., age 69, has been Chairman of the Board since April 1999 and Executive Chairman of the Board since January 2007. Following the resignation of James A.D. Smith as the Company’s President and Chief Executive Officer on January 29, 2008, until the appointment of Frederick W. Driscoll as Mr. Smith’s successor on September 2, 2008, Dr. Chow and Mr. Driscoll shared the leadership responsibilities of the Company. Dr. Chow was Chief Executive Officer of the Company from January 2001 to March 2004. From 1995 through March 1999 she was President and Chief Executive Officer of the Company. Dr. Chow served as a director of the board of Genovate Biotechnology Co., Ltd. (formerly Genelabs Biotechnology Co., Ltd.) throughout 2006, but resigned in January 2007. Until June 2005, Dr. Chow served as chairman of the Genovate board. Before joining Genelabs, Dr. Chow

Annex I-3

held several positions at Ciba-Geigy Corporation, including Senior Vice President of Drug Development for the pharmaceuticals division. Prior to joining Ciba-Geigy, Dr. Chow served as an associate professor and assistant dean of Health Related Professions at Downstate Medical School, State University of New York. Dr. Chow received her B.A. degree in Literature from National Taiwan University, and both an M.A. and a Ph.D. in Biostatistics from the University of California, Berkeley.

Frederick W. Driscoll, age 58, joined Genelabs in November 2007 as Chief Financial Officer, and was appointed President and Chief Executive Officer and a member of the Board of Directors on September 2, 2008. Following the resignation of James A.D. Smith as the Company’s President and Chief Executive Officer on January 29, 2008, until his appointment as Mr. Smith’s successor on September 2, 2008, Mr. Driscoll and Dr. Chow shared the leadership responsibilities of the Company. Mr. Driscoll served as the Chief Financial Officer of Astraris, Inc. from October 2006 through October 2007. From 2000 to 2006, Mr. Driscoll was employed by OXiGENE, Inc., initially as Vice President Finance and Operations and subsequently as President and Chief Executive Officer. From 1996 to 2000 he served as Senior Vice President of Finance and Operations for Collagenesis Corporation and from 1974 to 2006 he served in numerous key financial positions including Corporate Controller and Vice President Finance — Americas for Instrumentation Laboratory. Mr. Driscoll received his B.S. in Accounting and Finance from Bentley College.

H. H. Haight, age 75, has been a director of Genelabs since May 1989. Since 1997, Mr. Haight has been President and Chief Executive Officer of Argo Global Capital, Inc., a venture capital firm, where he specializes in high-technology industries. Before joining Argo, Mr. Haight was a Managing Director of Advent International Corporation, an advisor and manager of international venture capital funds, where he was closely involved in Advent’s Far East activities and responsible for Advent’s Far East Group and Advent Canada. Mr. Haight received his B.S. in Forestry from the University of California, Berkeley and his M.B.A. from Harvard University.

Alan Y. Kwan, age 62, has been a director of Genelabs since January 1999. Since 1994, Mr. Kwan has been an attorney at Kwan & Associates PC, based in Houston, Texas, where he maintains a general legal practice with an emphasis in business transactions and asset management. Since 1990, he also has been President of Texas Pacific Properties, Inc., a real estate investment and management firm. Previously, Mr. Kwan was active in real estate development and general management for several Hong Kong-based international companies including the Chinachem Group, Swire Properties, Ltd. and Tai Cheung Properties, Ltd. Mr. Kwan previously was also a director of the Hong Kong operation of China International Trust & Investment Corp. Mr. Kwan received his B.A. from the University of Hong Kong and his J.D. from the South Texas College of Law.

Matthew J. Pfeffer, age 51, has been a director of Genelabs since April 2007. Since late April 2008, Mr. Pfeffer has served as the Corporate Vice President and Chief Financial Officer of Mannkind Corporation. From March 2006 to early April 2008, Mr. Pfeffer served as the Chief Financial Officer, Secretary and Senior Vice President of Finance and Administration of VaxGen, Inc. From June 2005 until March 2006, Mr. Pfeffer served as a consultant to Cell Genesys, Inc., a biotechnology company. Prior to this consultancy, from 1998 to 2005, Mr. Pfeffer served as Chief Financial Officer of Cell Genesys, and from 1996 until 1998, he served as Director of Finance of Cell Genesys. From 1989 to 1996, Mr. Pfeffer held a variety of positions at Diasonics Ultrasound, Inc., including Corporate Controller. From 1987 to 1989, he was in the finance department at ComputerLand Corporation, and from 1981 to 1987, Mr. Pfeffer was in the audit and consulting groups at Price Waterhouse, the predecessor to PriceWaterhouseCoopers, where he obtained his CPA certificate. Mr. Pfeffer received his B.A. in Economics from the University of California, Berkeley.

Annex I-4

EXECUTIVE OFFICERS

The following table sets forth information concerning the Company’s executive officers as of November 5, 2008:

Name	Age	Position

Irene A. Chow, Ph.D.	69	Executive Chairman of the Board of Directors
Frederick W. Driscoll	58	President, Chief Executive Officer, Chief Financial Officer, and Director
Ronald C. Griffith, Ph.D.	61	Chief Scientific Officer
Roy J. Wu	54	Vice President, Business Development
Clint Webb	39	Director of Legal Affairs and Corporate Secretary

Irene A. Chow, Ph.D. See biography above.

Frederick W. Driscoll. See biography above.

Ronald C. Griffith, Ph.D., has been Chief Scientific Officer since February 2006. Before that, he was Vice President, Research since December 2001. From May 2001 until December 2001, Dr. Griffith was Vice President of Medicinal Chemistry with Isis Pharmaceuticals Corp. From February 2000 through May 2001 he was Vice President of Chemistry at X-Ceptor Therapeutics. Before that, Dr. Griffith was Director of Chemical Sciences at Tanabe Research Laboratories, USA from 1997 through 2000. Dr. Griffith received his B.S. degree from Alfred University and his Ph.D. in Organic Chemistry from Syracuse University and was a post-doctoral fellow at California Institute of Technology.

Roy J. Wu has been Vice President, Business Development since October 2001. From October 1997 to October 2001, he served as Vice President, Corporate Secretary and member of the board of directors of Kissei Pharma, USA. Mr. Wu received his B.S. in Biology from University of San Francisco and his M.B.A. in International Finance from University of San Francisco.

Clint Webb has been Director of Legal Affairs since November 2008 and has been Corporate Secretary since July 2008. As counsel for Genelabs, he has primary responsibility for all corporate, securities, transactional and employment law matters. He also manages intellectual property strategy and prosecution. Prior to Genelabs, Mr. Webb served as Corporate Counsel for Ilypsa, Inc., a privately held biotechnology company focused on therapeutic drugs for renal diseases. He also served as Licensing Counsel for Ilypsa’s parent company, Symyx Technologies, Inc., a contract research provider and manufacturer of drug discovery equipment and software. Before joining Symyx, Mr. Webb practiced as an associate attorney with Morrison & Foerster, LLP, where he counseled public and privately held clients through entity formation, venture capital financings, merger & acquisition transactions, licensing and collaborative research arrangements, employee stock option matters and initial public offerings. In 1998, Mr. Webb received a J.D. degree from the U.C. Davis King Hall School of Law, where he was a Member of the U.C. Davis Law Review and a Sr. Articles Editor of the Journal of International Law and Policy. In 1991, Mr. Webb received a B.A. degree in English Literature from U.C. Berkeley. Mr. Webb is also a regular speaker at the U.C. Davis King Hall School of Law, where he lectures on corporate and securities laws.

CORPORATE GOVERNANCE

Director Independence

The Board of Directors has determined that each of Dr. Browne, Mr. Haight, Mr. Kwan and Mr. Pfeffer meet the independence requirements of the Nasdaq listing standards.

Board Meetings and Participation

During the fiscal year ended December 31, 2007, the Board of Directors held 12 meetings. Each member of the Board of Directors attended 75% or more of the aggregate of the meetings of the Board of Directors and of the committees on which he or she served that were held during the period for which he or she was a director or committee member, respectively.

Annex I-5

In addition, it is the Company’s policy that each of our directors be invited and encouraged to attend the Annual Meeting. None of our current directors attended the 2007 Annual Meeting.

Board Committees

The Board of Directors has an Audit Committee, a Compensation Committee and a Nominating Committee. The members of each committee are identified below:

Committees of the Board of Directors

	Audit	Nominating	Compensation
Director	Committee	Committee	Committee

Leslie J. Browne, Ph.D.	—	*	*
Irene A. Chow, Ph.D.	—	—	—
Frederick W. Driscoll	—	—	—
H. H. Haight	**	—	*
Alan Y. Kwan	*	**	—
Matthew J. Pfeffer	*	—	**

*	Committee member

**	Committee chairperson

Audit Committee

The Audit Committee reviews and oversees our internal accounting and financial reporting processes and audits of our financial statements. The Audit Committee also considers, and reports to the Board of Directors with respect to, other auditing and accounting matters, including the selection of our independent registered public accounting firm, the scope of annual audits, fees to be paid to our independent registered public accounting firm and the performance of our independent registered public accounting firm. The Audit Committee is governed by a charter, a current copy of which is available on our corporate website at www.genelabs.com under the heading “Investor Information/Corporate Governance.” The members of the Audit Committee are Mr. Haight (Chairman), Mr. Kwan and Mr. Pfeffer, each of whom is an independent director under the Nasdaq listing standards. The Audit Committee held five meetings during the fiscal year ended December 31, 2007. Additional information regarding this Committee’s activities in 2007 are set forth below under the heading “Report of the Audit Committee of the Board of Directors.”

Our Board of Directors has determined that Mr. Haight and Mr. Pfeffer, both of whom are members of our Audit Committee, are each qualified as an audit committee financial expert within the meaning of SEC regulations.

Compensation Committee

The Compensation Committee consists of non-employee directors. The members of the Compensation Committee are Mr. Pfeffer (Chairman), Dr. Browne and Mr. Haight, each of whom is an independent director under the Nasdaq listing standards. The Compensation Committee oversees the implementation of our general compensation and employee benefit plans and policies. The responsibilities of the Compensation Committee include, among other things, the following:

•	review the goals and objectives of the Company’s executive compensation plans and make recommendations to the Board or Directors with respect to these goals and objectives if deemed appropriate;

•	evaluate the performance of the Chief Executive Officer and other designated officers in light of the goals and objectives of the Company’s executive compensation plans and policies and determine and recommend to the Board the Chief Executive Officer’s and each of the individual executive officers’ compensation level based on this evaluation;

Annex I-6

•	review and provide recommendations to the full Board of Directors regarding base salary and promotion and salary increase pools for all non-executive employees, option grant guidelines and total pools and measures of achievement for bonus administration;

•	administer the Company’s stock option and other employee benefit plans, approve stock option and restricted stock grants for all non-officer employees and, for stock option and restricted stock grants to executive employees, review and recommend to the full Board of Directors for approval; and

•	review and discuss with management the Company’s Compensation Discussion and Analysis, produce a Compensation Committee report to be included in the proxy statement for the Company’s annual meeting of shareholders and regularly report to the Board of Directors on its activities, as appropriate.

Members of the Company’s management and human resources teams review competitive compensation data gathered and provide information and recommendations to the Compensation Committee. The Compensation Committee reviews the information and recommendations and makes recommendations to the full Board of Directors regarding each component of compensation for individual executive officers.

The Compensation Committee is authorized to approve, in accordance with the requirements of the applicable plan of the Company, all stock option and restricted stock grants, including all terms thereof, to employees of the Company who are not officers. The Company no longer has a standing Options Committee.

The Compensation Committee, or the Board of Directors as a whole, has the sole authority to approve the retention or termination of any compensation consultant to assist the Compensation Committee in carrying out its responsibilities. The Compensation Committee utilizes data from the Radford Global Life Sciences Survey, including the Northern California Report and Executive Report, and publicly available information and reports from compensation consulting firms. The Compensation Committee also periodically retains consultants and, at the end of 2007, approved the retention of AON Corporation/Radford to provide analysis of the Company’s equity compensation programs and incentive cash bonus plans design, and review the Company’s compensation practices for the Board of Directors and executive officers.

The Compensation Committee is governed by a charter, which was amended in March 2007 to modify certain provisions to reflect changes in SEC rules and regulations and in January 2008 to eliminate the Company’s Options Committee and to authorize the Compensation Committee to approve all non-executive employee stock option and restricted stock grants. A current copy of the Compensation Committee’s charter, as amended, is available on our corporate website at www.genelabs.com under the heading “Investor Information/Corporate Governance.” The Compensation Committee held four meetings during the fiscal year ended December 31, 2007. Additional information regarding this Committee’s activities in 2007 is set forth below under the heading “Compensation Discussion and Analysis.”

Nominating Committee

The functions of the Nominating Committee include the following: identifying and recommending to the Board individuals qualified to serve as directors of the Company; recommending to the Board directors to serve on committees of the Board; and advising the Board with respect to matters of Board composition and procedures. The Nominating Committee is governed by a charter, a current copy of which is available on our corporate website at www.genelabs.com under the heading “Investor Information/Corporate Governance.”

The members of the Nominating Committee are Mr. Haight and Mr. Kwan (Chairman), each of whom is an independent director under the Nasdaq listing standards. The Nominating Committee held four meetings during the fiscal year ended December 31, 2007.

The Nominating Committee considers a nominee’s experience, skills, expertise, diversity, personal and professional integrity, character, business judgment, time availability in light of other commitments, dedication, conflicts of interest and such other relevant factors that the Committee considers appropriate in the context of the needs of the Company. The Nominating Committee identifies potential nominees by asking current directors and executive officers to notify the Committee if they become aware of persons meeting the criteria described above.

Annex I-7

The Nominating Committee also, from time to time, may engage firms that specialize in identifying director candidates.

The Nominating Committee will consider director candidates recommended by shareholders in the same manner as described above. To have a candidate considered by the Nominating Committee, a shareholder must submit the recommendation in writing no later than 60 days and no more than 90 days prior to the first anniversary of the preceding year’s annual meeting and the recommendation must include the following information: the name, age, business address and residence address of the nominee, the principal occupation or employment of the nominee, the class and number of shares of the corporation beneficially owned by the nominee, a description of all arrangements or understandings between the shareholder and each nominee and any other person or persons (naming such person or persons) pursuant to which the nominations are to be made by the shareholder, and any other information relating to the nominee required to be disclosed in solicitations of proxies for election of directors or otherwise required by law.

Once a person has been identified by the Nominating Committee as a potential candidate, the Committee may collect and review publicly available information regarding the person to assess whether the person should be considered further. If the Nominating Committee determines that the candidate warrants further consideration, the Chairman or another member of the Committee or their designee contacts the person. Generally, if the person expresses a willingness to be considered and to serve on the Board, the Nominating Committee requests information from the candidate, reviews the person’s accomplishments and qualifications, including in light of any other candidates that the Committee might be considering, and conducts one or more interviews with the candidate. In certain instances, Committee members may contact one or more references provided by the candidate or may contact other members of the business community or other persons that may have greater first-hand knowledge of the candidate’s accomplishments.

Section 16(a) Beneficial Ownership Reporting Compliance

Section 16(a) of the Exchange Act requires that our directors and executive officers, and persons who own more than ten percent of a registered class of our equity securities file with the SEC initial reports of ownership and changes in ownership of our common stock and other equity securities. Officers, directors and greater than ten percent shareholders are required by SEC regulation to furnish us with copies of all Section 16(a) forms they file.

To our knowledge, based solely on a review of the copies of such reports furnished to us and publicly available filings with the SEC during the fiscal year ended December 31, 2007, all Section 16(a) filing requirements applicable to our officers, directors and greater than ten percent beneficial owners were timely complied with, except as set forth below:

Under Rule 16a-3(g)(1), every person who at any time during the fiscal year was subject to Section 16 is required to file a Form 4 to report receipt of stock option awards from an issuer, where such award is approved by the Board. A report on Form 4 must be filed before the end of the second business day following the day on which the subject transaction has been executed. On July 27, 2007, Dr. Griffith received incentive stock options and a Form 4 was filed on August 1, 2007, one day late. Morgan Stanley became a ten percent (10%) beneficial owner on October 1, 2007 and filed a Form 3 reflecting this event that was not filed until November 7, 2007, and a Form 4 with respect to purchases occurring between October 3, 2007 and October 9, 2007 that was not filed until November 7, 2007.

Code of Ethics and Conduct

We have adopted a code of business ethics and conduct for all of our employees and directors, including our chief executive officer, chief financial officer, other executive officers and senior financial personnel. A copy of our code of business ethics and conduct is available on our website at www.genelabs.com under the heading “Investor Information/Corporate Governance.” We intend to post on our website any material changes to, or waiver from, our code of business ethics and conduct, if any, within five business days of such event.

Annex I-8

Shareholder Communications to the Board

The Board of Directors has established a process to receive communications from shareholders. To communicate with the Board of Directors, correspondence should be addressed to the Board of Directors, Genelabs Technologies, Inc. All such correspondence should be sent “Attn: Secretary” at 505 Penobscot Drive, Redwood City, CA 94063-4738.

All communications received as set forth in the preceding paragraph will be opened by the Secretary for the sole purpose of determining whether the contents represent a message to our directors. Any bona fide communication to the directors will be summarized and presented to the Board of Directors at its next regularly scheduled meeting.

COMPENSATION DISCUSSION AND ANALYSIS

This compensation discussion and analysis and the tables that follow provide information regarding the objectives and elements of our compensation philosophy and policies for the compensation of the following individuals during 2007 for their services to the Company in the capacities noted:

•	Irene A. Chow, Ph.D., Executive Chairman of the Board of Directors

•	James A.D. Smith, President and Chief Executive Officer

•	Frederick W. Driscoll, Chief Financial Officer

•	Ronald C. Griffith, Ph.D., Chief Scientific Officer

•	Kenneth E. Schwartz, M.D., Vice President, Medical Affairs

We refer to these individuals collectively as our named executive officers. As of the time of the filing of this Information Statement, Mr. Smith and Dr. Schwartz are no longer employed by the Company, and Mr. Driscoll serves as the Company’s President and Chief Executive Officer and member of the Board of Directors, as well as Chief Financial Officer.

General

We compensate our executives through a combination of base salary, performance-based cash bonus awards and long-term equity incentives, including stock option grants and the opportunity to participate in the Company’s Employee Stock Purchase Plan (“ESPP”). The objectives of our compensation practices are to attract and retain talented executives and employees who can contribute to the achievement of the Company’s goals and to align the focus of these individuals with the Company’s goals and objectives to maximize shareholder value. Compensation decisions take into consideration the Company’s overall performance and individual achievement and, where relevant, follow guidelines adopted by the Company’s Board of Directors.

Compensation Philosophy and Review Process

The Company’s compensation philosophy for all of its employees, including executives, is to relate compensation principally to corporate and individual performance within the context of maintaining appropriate market competitiveness. Total compensation paid by the Company to its executive officers is designed to be competitive with compensation packages paid to the management of comparable companies in the biopharmaceutical industry, generally at or about the 50th percentile of market.

We review our compensation practices at least annually, utilizing data from the Radford Global Life Sciences Survey, including the Northern California Report and Executive Report, publicly available information and reports from compensation consulting firms. We use this information to analyze the base salaries and total compensation of each employee, including executive officers. In late 2006, we retained AON Corporation/Radford (“Radford”) to provide analysis of our equity compensation programs and incentive cash bonus plan, and to review our compensation practices for our Board and executive officers. In January 2007, with the assistance of Radford, the Board of Directors established the following criteria for inclusion in a peer list for the Company’s compensation

Annex I-9

analysis: (i) business and/or labor market competitors in the life sciences industry of similar size and complexity and primarily in the Company’s geographic region; (ii) companies in late-stage drug discovery working toward bringing product to market; and (iii) companies with market capitalizations of generally less than $250 million. In consultation with Radford, the Board subsequently approved a peer list in January 2007 comprised of the following companies: Achillion, Anadys, Anesiva, AP Pharma, Avigen, Cell Genesys, Cytokinetics, Dynavax, Genitope, Geron, Kosan, Maxygen, Nuvelo, Panacos, Pharmacyclics, Renovis, Rigel, Sangamo, SciClone, StemCells, Sunesis, Telik, Threshold, Titan, Trimeris and Xenoport.

The Company usually completes its annual focal review process for all employees, including executive officers, in January for performance in the previous year. Members of the Company’s management and human resources teams review the competitive data and information gathered and provide the information and recommendations to the Compensation Committee. The Compensation Committee reviews the information and recommendations and makes recommendations to the full Board regarding each component of compensation for individual executive officers for the Board’s consideration and approval. The Compensation Committee also reviews and provides recommendations to the full Board regarding base salary and promotion and salary increase pools for all non-executive employees and the measures of achievement for bonus administration. In reviewing and recommending compensation for all executive officers and budgets and guidelines for compensation of all employees, the Compensation Committee also takes into consideration the financial condition and prospects for the Company.

Compensation Components

The Company compensates its executive officers in the following manner:

Corporate Goals.  The executive officers develop goals and objectives for the Company each year which are reviewed and approved by the Board, usually in January (the “Corporate Goals”). The Corporate Goals include the primary goals of the organization for the upcoming year, generally focusing on financial and research and development goals and milestones. The Corporate Goals are used by the executives and employees to guide corporate priorities and activities throughout the year and by the Board to review the Company’s activities and progress toward achievement of its goals. Corporate Goals may only be revised by the Board. Each year during its compensation review, also usually in January, the Board evaluates the percentage of completion of each of the previous year’s Corporate Goals, approving an overall percentage of completion. In January 2008 the Board determined the Company had met 75% of its 2007 Corporate Goals, which included objectives relating to the funding of the Company, the continued development by the Company’s licensee of a hepatitis E virus vaccine, the acquisition or in-license of a complementary product candidate, obtaining a special protocol assessment from the Food and Drug Administration regarding the Company’s investigational drug for systemic lupus erythematosus (lupus), advancing this investigational lupus drug toward its next inflection point, achievement of certain performance milestones under the Company’s hepatitis C virus collaborations, and accomplishment of various research goals.

Individual Goals.  Our non-executive and executive employees, with the input of their supervisors, develop individual goals and objectives in connection with their performance reviews each year (“Individual Goals”). Individual Goals are intended to reflect specific items that contribute to the advancement of their objectives within their respective department, which in turn support the Company’s overall objectives. Management-level employees’ Individual Goals generally reflect the goals of their respective departments, over which they bear ultimate responsibility. Each employee’s annual bonus is earned in accordance with a ratio, which reflects a split set forth in the Company’s Annual Bonus Plan (the “Bonus Plan”) between accomplishment of Corporate Goals and accomplishment of Individual Goals. Our executive officers’ bonus ratios are heavily weighted toward achievement of Corporate Goals, as compared with our non-executive employees’ bonus ratios, which are more evenly balanced between achievement of Corporate and Individual Goals.

Base Salary.  The Compensation Committee reviews overall corporate performance, including completion of Corporate Goals and Individual Goals, experience of the individual, criticality of the position and the skills the individual brings to the team and compares the executive’s current salary with market data. The chief executive officer provides the Board with a performance review of each executive officer and the Board provides the chief

Annex I-10

executive officer with at least an annual review of his or her performance. The Compensation Committee recommends to the Board percentage increases in base salary for individual performance for all executive officers and a percentage increase range based on market data for administration with respect to non-executive employees. The Board takes these recommendations and the chief executive officer’s input into consideration in determining salary increases for the executive officers.

We believe that appropriate benchmarking of executive salaries results in increased retention and motivation of these key leaders. We apply similar standards to benchmarking base salaries for all of our employees. The Compensation Committee relies on market data, including data provided by Radford, and surveys to assist it in its evaluation of the overall mix of total compensation and the Company does not have any formal policies regarding that mix other than general guidelines set forth in the Company’s bonus plans and option guidelines adopted by the Board. Individual performance is taken into consideration in the determination of base salary.

In January 2007, the Board approved the following salary increases: Dr. Griffith’s salary was increased from $287,000 to $300,000, Dr. Schwartz’s salary was increased from $254,000 to $265,000 and Mr. Wu’s salary was increased from $250,000 to $265,000. Mr. Smith’s base salary of $334,500 was not adjusted. For fiscal 2007, the Board approved a base salary of $350,000 for Dr. Chow’s services as Executive Chairman.

In January 2008, the Board approved the following salary increases for the named executive officers: Dr. Chow’s salary was increased from $350,000 to $364,000; Dr. Griffith’s salary was increased from $300,000 to $312,000, and Dr. Schwartz’s salary was increased from $265,000 to $275,600. Due to Mr. Driscoll’s November 2007 hire date, which allowed only limited opportunity to contribute to the Company’s 2007 performance, Mr. Driscoll agreed not to participate in the Company’s salary increase review in early 2008, the 2007 annual bonus or the grant of incentive stock options based on 2007 performance. The total of each executive’s base salary and the 2007 annual bonus (excluding any amounts under the long-term portion of the 1994 Bonus Plan) paid to each executive constitutes the following percentage of each executive’s total compensation as set forth in the Summary Compensation Table below: Dr. Chow 63%, Mr. Smith 79%, Dr. Griffith 74%, and Dr. Schwartz 84%. Mr. Driscoll did not participate in the 2007 annual bonus.

Cash Bonus Awards.  The Board initially adopted the Company’s Annual and Long-Term Incentive Bonus Plan in 1994 (the “1994 Bonus Plan”), extending it from time to time through February 28, 2007. For the executive officers, the 1994 Bonus Plan is comprised of an annual cash bonus payment and a long-term deferred payment (also referred to as long-term incentive bonuses). The long-term deferred payment is an amount equal to the annual cash bonus paid for a fiscal year and payment is automatically deferred and paid in three equal annual installments, provided the executive is employed by the Company at the time of the scheduled payout. The Company must continue administering the long-term portion of the 1994 Bonus Plan until the final payout is made to the relevant executive officers in February 2010, provided that are still employed by the Company at that time.

After reviewing the 1994 Bonus Plan and information provided by Radford, the Board decided to allow the 1994 Bonus Plan to expire at the end of February 2007 in accordance with its terms. Radford’s research concluded that the annual bonus plans of most of the Company’s peer group, consistent with market trends, do not currently contain long-term cash incentive components as a long-term retention incentive, but instead provide for greater percentages for cash bonus targets and larger percentages for equity participation by named executive officers, which reward contributions to the Company’s achievement.

While the Company believes that these future cash bonuses have some long-term incentive value, the Board decided to more closely align the creation of shareholder value with the executive’s overall compensation. The Company worked closely with Radford and the Compensation Committee to recommend to the Board a new cash bonus plan that places more emphasis on the achievement of the Corporate Goals and Individual Goals to replace the 1994 Bonus Plan. The Board adopted the Bonus Plan in August 2007 and set the 2008 Corporate Goals at the January 2008 meeting.

The Bonus Plan sets forth the process for determination of bonuses and is administered by the Board. Bonuses earned for the 2007 fiscal year were awarded under the Bonus Plan in accordance with its terms. The Bonus Plan assigns a target percentage of base salary for each level of employee, including executive officers, for determination of the potential bonus to be paid for performance in the upcoming fiscal year. Target bonus percentages for 2007

Annex I-11

performance under the Bonus Plan were 35% of base salary for Dr. Griffith, 30% for Dr. Schwartz, and 40% each for Dr. Chow and for Mr. Smith. Mr. Driscoll did not participate in the 2007 annual bonus, as agreed. The Bonus Plan also sets forth the percentage of the target allocated to Corporate Goals and Individual Goals. The Corporate Goals for 2007 were weighted among drug research, drug development, financial and business development components. These Corporate Goals included achievement of certain discovery objectives, reaching agreement with the U.S. Food and Drug Administration on a special protocol assessment, achievement of certain business and commercial commitments, and meeting specific financing goals. Each named executive officer’s goals were aligned with the Corporate Goals attributable to their respective departments, and Mr. Smith’s and Dr. Chow’s Individual Goals were deemed to be the Corporate Goals in 2007. The Board determined that 75% of the Company Goals were achieved in 2007, which resulted in Mr. Smith and Dr. Chow receiving 75% of their respective target bonuses. Dr. Griffith’s Individual Goals were deemed to be the research department’s goals, of which the Board determined 80% achievement in 2007, which resulted in Dr. Griffith receiving 76% of his target bonus. Dr. Schwartz’s Individual Goals were deemed to be the drug development department’s goals, of which the Board determined 100% achievement in 2007, which resulted in Dr. Schwartz receiving 80% of his target bonus.

Measurement of performance for purposes of bonus administration for all employees, including executive officers, is the percentage achievement of the Corporate Goals and Individual Goals; applying these allocations for Dr. Chow and Mr. Smith, 90% of the target bonus is allocated to Corporate Goals and 10% to Individual Goals and for all other named executive officers, the allocation is 80% to Corporate Goals and 20% to Individual Goals. In February 2008, the Company paid the following 2007 annual bonuses to each of the named executive officers: Dr. Chow received $105,000, Mr. Smith received $100,350, Dr. Griffith received $79,800 and Dr. Schwartz received $63,600. Mr. Driscoll did not participate in the 2007 annual bonus.

In February 2007, the Company paid out the following long-term incentive bonuses to the named executive officers entitled to receive them under the 1994 Bonus Plan: Mr. Smith received $60,473, Dr. Griffith received $32,473, and Dr. Schwartz received $30,209. These long-term incentive bonus payments, which are fully earned by maintaining employment through the date paid, reflect the sum of accrued but unpaid benefits from contributions made under the 1994 Bonus Plan for years 2003, 2004 and 2005. If the named executive officers remain employed by the Company, they would be entitled to receive the following payments under the long-term incentive portion of the 1994 Bonus Plan in 2008, 2009 and 2010, respectively: Dr. Griffith would receive $36,079, $24,739 and $16,072; and Dr. Schwartz would receive $32,797, $22,157 and $14,224.

During fiscal year 2007, the Board approved a retention bonus to Dr. Chow of $200,000 in the aggregate to be paid one-half on March 31, 2007 and one-half on June 30, 2007, provided that Dr. Chow remained a member of the Board and/or an employee of Genelabs at such time. Dr. Chow met both of these retention milestones and consequently earned both payments.

Equity Plans.  Our equity plans have been established to provide all our employees with an opportunity to participate in the Company’s long-term performance along with our shareholders. All employees, including executives, receive stock option grants from time to time. All employees receive an initial grant upon commencement of employment, for which the date of grant and the option exercise price are established in accordance with the Company’s 2007 Stock Incentive Plan (the “2007 Plan”). Periodic grants of stock options are also generally made annually to eligible employees. The Board has also approved special retention grants from time to time. Stock options granted under the 2007 Plan generally have a four-year vesting schedule and expire ten years from the date of grant.

The Compensation Committee approves all individual non-executive employee stock options. With the recommendation of the Compensation Committee, the Board approves all individual grants of stock options for the executive officers. Grants are made on the basis of a quantitative and qualitative analysis of individual performance, taking into account attainment of Corporate and Individual Goals, our financial performance, and the individual’s existing option holdings with reference to market data.

Stock options were granted on July 27, 2007 in connection with annual and special stock option grants, which were awarded at mid-year for 2006 Company performance, following our shareholders’ approval of our 2007 Omnibus Stock Incentive Plan. The Company established its guidelines based on competitive and market data, with input from Radford. These grants were within the Company’s guidelines for annual reviews and/or promotions. The

Annex I-12

Compensation Committee recommended to the Board grants in the mid-range of its guidelines for Mr. Smith and Drs. Chow, Griffith and Schwartz, based on the Company’s achievements in its drug discovery programs and collaborations but taking into account the efforts remaining in its drug development programs. Mr. Smith received an option to purchase up to 110,401 shares of common stock, Dr. Chow received an option to purchase up to 176,654 shares of common stock, Dr. Griffith received an option to purchase up to 100,833 shares of common stock and Dr. Schwartz received an option to purchase up to 58,649 shares of common stock, in each case at an exercise price of $1.96. These option awards are reflected in the “Grants of Plan-Based Awards in Fiscal 2007” table below.

Stock options were granted on January 29, 2008 in connection with the Board’s 2007 annual review of Company performance and were within the Company’s guidelines. The Compensation Committee recommended to the Board grants in the mid-range of its guidelines for Drs. Chow, Griffith and Schwartz based on the Company’s achievements in drug discovery programs, equity financings and drug development, tempered by an absence of contractual milestone achievements in its research collaborations. Because he resigned in January 2008, Mr. Smith did not receive a stock option grant relative to our 2007 performance. Mr. Driscoll did not receive a stock option grant relative to our 2007 performance because he was hired late in 2007. Each of Dr. Chow and Dr. Griffith received an option to purchase up to 33,500 shares of common stock and Dr. Schwartz was granted an option to purchase 20,000 shares of common stock, each at an exercise price of $1.31.

The Company grants options with exercise prices set at fair market value, or greater, using the closing price on the date of the grant. The Company does not have a formal policy regarding the timing of stock option grants but generally times new employee grants to coincide with the first regular Compensation Committee meeting following the hire of a non-executive employee or the Board meeting following the hire of an executive officer, with vesting beginning as of their hire date. Annual “refresher” grants generally coincide with the Company’s January Board meeting and the annual focal review process. When special grants are made, the Board considers the timing of grants, the availability of material information to the public and the timing of any potential announcement. The Company does not engage in “bullet-dodging” or “spring-loading” in timing stock option grants.

All of our employees, including executive officers, are eligible to participate in the ESPP. Participation is not mandatory and each person makes his or her own decision whether to participate and with what percentage of salary withholding, following the terms and conditions of the ESPP.

Other Compensation.  The Company does not provide to any director, executive officer or employee as compensation any personal benefits such as cars, corporate jets, tax or financial advice, country club memberships, apartments or any similar personal items, except that temporary housing may be provided to newly hired employees at the Company’s expense. As a retention incentive for Dr. Griffith, the Company provides him with assistance with housing because he maintains a residence near the Company’s headquarters in addition to his primary residence. In 2007 the stipend was $50,000 and the allowance is reviewed by the Board annually. Upon his hiring, Mr. Driscoll was awarded a relocation bonus of $75,000, half of which was paid upon his completion of six additional months of continued employment.

Change in Control Agreements

The Company has entered into agreements with each of the named executive officers providing certain compensation in the event of a change in control of the Company. These agreements are not employment contracts but are intended to ensure that the Company will have the continued dedication and objectivity of the employee, notwithstanding the possibility or occurrence of a change in control. The Company believes that these agreements help it attract and retain executives in an industry that is subject to significant volatility by providing the executive with continued salary and benefits if terminated following a change in control of the Company.

The change in control agreements provide for the immediate vesting of all unvested stock options granted by the Company to the executive officers upon the effective date of a Change in Control (as defined in the agreements) of the Company (referred to as the Effective Date). The agreements also provide various severance benefits to the named executives if their employment is terminated (other than for cause (as defined in the agreements), disability or death) or an involuntary termination (as defined in the agreements) occurs, in either case within eighteen (18) months following the Effective Date (such terminations referred to as “Involuntary Termination”). Under the change in control agreement with each named executive officer (other than Dr. Chow), upon an Involuntary

Annex I-13

Termination the executive receives salary continuation for twelve (12) months, a lump sum payment of 100% of the executive’s target bonus potential for the calendar year in which the Involuntary Termination takes place, payment of any accrued but unpaid long term incentive bonus and continuation of health care coverage for twelve (12) months and acceleration of vesting of outstanding option awards. Due to Dr. Chow’s active role in the operations of the Company as its Executive Chairman, the Board has determined that Dr. Chow should remain eligible to receive benefits under her change in control agreement. Upon an Involuntary Termination under Dr. Chow’s change in control agreement, she would receive salary continuation for twenty-four (24) months, a lump sum payment of 150% of her target bonus potential for the calendar year in which the Involuntary Termination takes place, continuation of health care coverage for eighteen (18) months and acceleration of outstanding option awards.

The agreements are “single trigger” with respect to an executive’s stock options because the Company believes executives should be incentivized to maximize the value of a potential acquisition for shareholders and that this benefit aligns the executives’ interests more closely with those of the shareholders. With respect to salary, cash bonus and benefits, the agreements are “double-trigger”, meaning the acquiring company would need to terminate or otherwise compromise the executive’s position (as defined in the agreements) before the executive would be eligible for these benefits. The Company believes that these benefits allow the executives to more objectively evaluate a potential acquisition despite the possibility of the termination of their position by the acquiring company.

Tax Considerations

The amount of any payments made under a change in control agreement with a named executive officer would be either: (a) the full amount of the payments, or (b) a reduced amount which would result in no portion of the payments being subject to the excise tax imposed pursuant to Section 4999 of the Internal Revenue Code, whichever of (a) or (b), taking into account the applicable federal, state and local income taxes and the excise tax, results in the receipt by the employee, on an after-tax basis, of the greatest amount of benefit.

Section 162(m) of the Internal Revenue Code of 1986, as amended, generally provides that publicly held companies may not deduct compensation paid to certain of its top executive officers to the extent such compensation exceeds $1 million per officer in any year. However, pursuant to regulations issued by the Treasury Department, certain limited exceptions to Section 162(m) apply with respect to “performance-based compensation.” Awards granted under our 2001 Plan and 2007 Plan are intended to constitute qualified performance-based compensation eligible for such exceptions, and we will continue to monitor the applicability of Section 162(m) to our ongoing compensation arrangements. We do not expect that amounts of compensation paid to our executive officers will fail to be deductible on account of Section 162(m).

Annex I-14

EXECUTIVE COMPENSATION

The following table indicates information concerning compensation of our Chief Executive Officer and our four most highly compensated executive officers other than the Chief Executive Officer whose salary and bonus exceeded $100,000 for the fiscal years ended 2006 and 2007 (the “named executive officers”).

Summary Compensation Table

								Change in
								Pension
								Value and
								Nonqualified
							Non-Equity	Deferred
Name and Principal					Stock	Option	Incentive Plan	Compensation	All Other
Position	Year	Salary ($)	Bonus ($)		Awards ($)	Awards ($)(1)	Compensation ($)(2)	Earnings ($)	Compensation ($)		Total

Irene A. Chow, Ph.D.	2007	350,000	200,000	(3)	—	61,741	105,000	—	—		716,741
Executive Chairman of the Board of Directors	2006	209,167	—		—	50,329	—	—	—		259,496
James A.D. Smith	2007	334,500	—		—	53,108	160,823	—	—		548,431
President & Chief Executive Officer	2006	334,500	—		—	67,148	200,233	—	—		601,881
Frederick W. Driscoll	2007	50,000	37,500		—	8,778	—	—	—		96,278
Chief Financial Officer(4)	2006	—	—		—	—	—	—	—		—
Ronald C. Griffith, Ph.D.	2007	298,917	—		—	48,777	112,273	—	50,000	(5)	509,967
Chief Scientific Officer	2006	284,750	—		—	50,824	111,523	—	50,000	(5)	497,097
Kenneth E. Schwartz, M.D.	2007	264,083	—		—	32,821	93,809	—	—		390,713
Vice President, Medical Affairs	2006	252,667	—		—	44,893	101,347	—	—		398,907

1.	This column represents the dollar amount recognized for financial statement reporting purposes with respect to the applicable fiscal year for the fair value of stock-based compensation awards granted in 2007 and prior fiscal years, in accordance with SFAS 123R. Pursuant to SEC rules, the amounts shown exclude the impact of estimated forfeitures related to service-based vesting conditions. For additional information on the valuation assumptions with respect to the grants reflected in this column, refer to Note 5 to the Genelabs Technologies, Inc. Consolidated Financial Statements in the Company’s Form 10-K for the year ended December 31, 2007. See the Grants of Plan-Based Awards Table below for information on unexercised options previously awarded to our named executive officers as of December 31, 2007. These amounts reflect the Company’s accounting expense for these awards and do not correspond to the actual value that will be recognized by the named executive officers.

2.	This column represents the sum of amounts earned under the Bonus Plan in 2007 and amounts paid under the Long-Term Incentive Compensation Program in 2007 to each named executive officer. Mr. Smith and Drs. Chow, Griffith and Schwartz earned $100,350, $105,000, $79,800 and $63,600, respectively, under the Bonus Plan in 2007. These amounts were paid in February 2008. Mr. Smith and Drs. Chow, Griffith and Schwartz were also paid $60,473, $0.00, $32,473 and $30,209, respectively, pursuant to the Long-Term Incentive Based Compensation Program in February 2007.

3.	Dr. Chow received $200,000 in 2007 as a retention bonus.

4.	Mr. Driscoll was hired on November 1, 2007. His annual base salary is $300,000. Upon his hiring, Mr. Driscoll was awarded a relocation bonus of $75,000, half of which was paid on the one month anniversary of his employment and the other half of which was paid upon the six-month anniversary of his employment.

5.	Dr. Griffith received $50,000 for housing allowance.

Annex I-15

Grants of Plan-Based Awards in Fiscal 2007

The following table sets forth certain information with respect to option awards and other plan-based awards granted during the fiscal year ended December 31, 2007 to our named executive officers:

					All Other	All Other
					Stock	Option
					Awards:	Awards:		Grant Date
					Number of	Number of	Exercise or	Fair Value of
		Estimated Future Payouts			Shares of	Securities	Base Price of	Stock and
		Under Non-Equity Incentive Plan Awards			Stock or	Underlying	Option	Option
		Threshold	Target	Maximum	Units	Options	Awards	Awards
Name	Grant Date	($)(1)	($)(2)	($)(3)	(#)	(#)	($/Sh)	($)

Irene A. Chow, Ph.D.(4)	7/27/2007		140,000	140,000		176,654	1.96	288,935
James A.D. Smith	7/27/2007		133,800	133,800		110,401	1.96	180,572
Frederick W. Driscoll(5)	11/16/2007					200,000	1.69	282,060
Ronald C. Griffith, Ph.D.	7/27/2007		105,000	105,000		100,833	1.96	164,922
Kenneth E. Schwartz, M.D.	7/27/2007		79,500	79,500		58,649	1.96	95,926

(1)	Under the Annual Bonus Plan, the Board measures the percentage completion of Corporate and executive officers’ Individual Goals. The Annual Bonus Plan does not require a minimum percentage of completion in order for employees to be awarded a bonus. The Board has the discretion to award no bonus or a bonus based on any percentage completion of the objectives.

(2) & (3)	The amounts in these columns represent potential amounts payable under the Annual Bonus Plan for 2007 if the target or maximum goals were met for all performance measures.

(4)	Because of Dr. Chow’s active role in the operations of the Company as its Executive Chairman, the Board has determined that Dr. Chow should remain eligible to receive performance based awards under the Annual Bonus Plan and performance based awards of stock options under the Company’s equity plans.

(5)	Mr. Driscoll’s option award reflects his initial grant received upon commencement of employment. This grant was approved by the Board of Directors upon the recommendation of the Compensation Committee.

No executive of the Company has an employment agreement, other than the agreements described in “Potential Payments Upon Termination or Change in Control” below. The factors taken into consideration in determining an executive’s total compensation, including base salary, bonus and stock option grants and awards, and the proportion of salary and bonus with respect to total compensation are described in “Compensation Discussion and Analysis” above. As a retention incentive, the Company provides Dr. Griffith with assistance with housing because he maintains a residence near the Company’s headquarters in addition to his primary residence.

Outstanding Equity Awards at Fiscal Year-End 2007

The following table sets forth certain information with respect to the value of all unexercised options previously awarded to our named executive officers as of December 31, 2007:

		Option Awards
		Number of	Number of
		Securities	Securities
		Underlying	Underlying
		Unexercised	Unexercised	Option	Option
		Options (#)	Options (#)	Exercise	Expiration
Name	Vesting Schedule	Exercisable	Unexercisable	Price ($)	Date

Irene A. Chow, Ph.D.		2,333	—	17.34	2/5/2008
		5,666	—	17.34	2/5/2008
		3,339	—	13.44	1/22/2009
		4,660	—	13.44	1/22/2009
		14,600	—	10.31	3/15/2009
		978	—	11.02	8/6/2009
		3,422	—	11.02	8/6/2009
		4,118	—	28.98	1/20/2010

Annex I-16

		Option Awards
		Number of	Number of
		Securities	Securities
		Underlying	Underlying
		Unexercised	Unexercised	Option	Option
		Options (#)	Options (#)	Exercise	Expiration
Name	Vesting Schedule	Exercisable	Unexercisable	Price ($)	Date

		3,881	—	28.98	1/20/2010
		20,000	—	35.40	1/19/2011
		9,999	—	8.55	7/20/2011
		14,017	—	11.05	1/25/2012
		5,982	—	11.05	1/25/2012
		9,666	—	4.55	5/17/2012
		6,333	—	4.55	5/17/2012
		20,000	—	7.40	2/12/2013
		2,124	—	12.50	1/23/2014
		17,876	—	12.50	1/23/2014
		16,000	—	4.40	1/27/2015
		40,000	—	2.35	12/5/2015
	1	15,812	17,188	1.91	1/27/2016
	1	—	33,500	1.96	7/27/2017
	1	—	118,198	1.96	7/27/2017
	1	—	24,956	1.96	7/27/2017
James A.D. Smith		1,300	—	17.34	2/5/2008
		1,100	—	17.34	2/5/2008
		2,191	—	13.44	1/22/2009
		209	—	13.44	1/22/2009
		5,625	—	10.31	2/25/2009
		4,374	—	10.31	2/25/2009
		3,111	—	11.02	8/6/2009
		2,488	—	11.02	8/6/2009
		4,560	—	28.98	1/20/2010
		3,439	—	28.98	1/20/2010
		6,000	—	8.55	7/20/2011
	1	7,326	—	11.05	1/25/2012
		673	—	11.05	1/25/2012
		3,866	—	4.55	5/17/2012
		2,533	—	4.55	5/17/2012
		8,000	—	7.40	2/12/2013
		7,833	167	12.50	1/23/2014
		1,796	—	4.40	1/27/2015
		14,203	—	4.40	1/27/2015
		40,000	—	2.35	12/5/2015
	1	15,812	17,188	1.91	1/27/2016
	1	—	33,500	1.96	7/27/2017
	1	—	75,528	1.96	7/27/2017
	1	—	1,373	1.96	7/27/2017

Annex I-17

		Option Awards
		Number of	Number of
		Securities	Securities
		Underlying	Underlying
		Unexercised	Unexercised	Option	Option
		Options (#)	Options (#)	Exercise	Expiration
Name	Vesting Schedule	Exercisable	Unexercisable	Price ($)	Date

Frederick W. Driscoll	1	—	200,000	1.69	11/16/2017
Ronald C. Griffith, Ph.D.		16,000	—	9.50	12/19/2011
		4,000	—	4.55	5/17/2012
		8,000	—	7.40	2/12/2013
	1	5,875	125	12.50	1/23/2014
	1	7,291	2,709	4.40	1/27/2015
		1,525	—	4.40	1/27/2015
		4,474	—	4.40	1/27/2015
		20,000	—	2.35	12/5/2015
	1	15,812	17,188	1.91	1/27/2016
	2	—	33,500	1.96	7/27/2017
	1	—	64,005	1.96	7/27/2017
	1	—	3,328	1.96	7/27/2017
Kenneth E. Schwartz, M.D.		600	—	17.34	2/5/2008
		200	—	17.34	2/5/2008
		2,000	—	11.02	8/6/2009
		1,000	—	11.02	8/6/2009
		1,600	—	28.98	1/20/2010
		1,000	—	34.53	1/18/2011
		1,000	—	8.55	7/20/2011
		3,000	—	11.05	1/25/2012
		200	—	11.05	1/25/2012
		3,000	—	4.55	5/17/2012
		8,000	—	7.40	2/12/2013
	1	5,875	125	12.50	1/23/2014
	1	4,375	1,625	4.40	1/27/2015
		6,000	—	4.40	1/27/2015
		20,000	—	2.35	12/5/2015
	1	9,583	10,417	1.91	1/27/2016
	2	—	20,000	1.96	7/27/2017
	1	—	38,649	1.96	7/27/2017

(1)	Vest over four years, with 25% vesting on the anniversary of the grant date and equal installment monthly vesting thereafter for the next 36 months.

(2)	Vest over 3.5 years, with 25% vesting on the six-month anniversary of the grant date and monthly vesting thereafter for the next 36 months.

Options Exercises and Stock Vested in Fiscal 2007

None of the Company’s named executive officers exercised any stock options and no stock awards vested during the fiscal year ended December 31, 2007.

Potential Payments Upon Termination or Change in Control

Except as set forth in the change in control agreements and Mr. Smith’s separation agreement, the Company has not entered into any employment agreements providing for severance benefits to any of the named executive officers.

Change in Control Agreements.  The Company has entered into change in control agreements with each of the named executive officers providing certain compensation in the event of a Change in Control of the Company. The change in control agreements are not employment contracts but are intended to ensure that the Company will

Annex I-18

have the continued dedication and objectivity of the employee, notwithstanding the possibility or occurrence of a Change in Control. The agreements provide for the immediate vesting of all unvested shares of stock subject to option awards granted by the Company to the named executive officers upon the effective date of a Change in Control of the Company (referred to as the Effective Date). The agreements also provide various severance benefits to such named executives if their employment is terminated (other than for Cause, disability or death) or an Involuntary Termination occurs, in either case within eighteen (18) months following the Effective Date of the Change in Control. Under the change in control agreements, upon Involuntary Termination, the named executive officer (other than Dr. Chow) receives salary continuation for twelve (12) months, a lump sum payment of one hundred percent (100%) of the executive’s target bonus potential for the calendar year in which the Involuntary Termination takes place, payment of any accrued but unpaid long term incentive bonus and continuation of health care coverage for twelve (12) months and acceleration of vesting of outstanding option awards. Because of Dr. Chow’s active role in the operations of the Company as its Executive Chairman, the Board has determined that Dr. Chow should remain eligible to receive benefits under her Change in Control agreement. Upon Involuntary Termination under Dr. Chow’s Change in Control agreement, she would receive salary continuation for twenty-four (24) months, a lump sum payment of one hundred fifty percent (150%) of her target bonus potential for the calendar year in which the Involuntary Termination takes place, continuation of health care coverage for eighteen (18) months and acceleration of vesting of outstanding option awards.

For each named executive officer, the amount of such payments shall be either: (a) the full amount of the payments, or (b) a reduced amount which would result in no portion of the payments being subject to the excise tax imposed pursuant to Section 4999 of the Internal Revenue Code, whichever of (a) or (b), taking into account the applicable federal, state and local income taxes and the excise tax, results in the receipt by the employee, on an after-tax basis, of the greatest amount of benefit.

Under the change in control agreements, the terms “Change in Control,” “Cause” and “Involuntary Termination” have the following meanings:

•	“Change in Control” means a change in the ownership or control of the Company, effected through any of the following events:

(i) any “person,” as such term is used in Sections 13(d) and 14 (d) of the Exchange Act, (other than the Company; any trustee or other fiduciary holding securities under an employee benefit plan of the Company; or any company owned, directly or indirectly, by the shareholders of the Company in substantially the same proportions as their ownership of common stock of the Company) is or becomes the “beneficial owner” (as defined in Rule 13d-3 under the Exchange Act), directly or indirectly, of securities of the Company (not including in the securities beneficially owned by such person any securities acquired directly from the Company or its affiliates) representing twenty-five percent (25%) or more of the combined voting power of the Company’s then outstanding securities;

(ii) during any period of two consecutive years, individuals who at the beginning of such period constitute the Board of the Company, and any new director (other than a director designated by a person who has entered into an agreement with the Company to effect a transaction described in clause (i), (iii) or (iv) of this definition) whose election by the Board or nomination for election by the Company’s shareholders was approved by a vote of at least two thirds (2/3) of the directors then still in office who either were directors at the beginning of the period or whose election or nomination for election was previously so approved, cease for any reason to constitute at least a majority thereof;

(iii) the shareholders of the Company approve a merger or consolidation of the Company with any other corporation, other than (A) a merger or consolidation which would result in the voting securities of the Company outstanding immediately prior thereto continuing to represent (either by remaining outstanding or by being converted into voting securities of the surviving entity), in combination with the ownership of any trustee or other fiduciary holding securities under an employee benefit plan of the Company, at least sixty percent (60%) of the combined voting power of the voting securities of the Company or such surviving entity outstanding immediately after such merger or consolidation or (B) a merger or consolidation effected to implement a recapitalization of the Company (or similar transaction) in which no person acquires more than fifty percent (50%) of the combined voting power of the Company’s then outstanding securities; or

Annex I-19

(iv) the shareholders of the Company approve a plan of complete liquidation of the Company or an agreement for the sale or disposition by the Company of all or substantially all of the Company’s assets.

•	“Cause” shall mean termination of the employee’s employment by the Company for any of the following reasons:

(i) employee’s conviction of or plea of guilty or nolo contendre to a felony offense;

(ii) employee’s commission of an act of fraud against the Company, material misappropriation of Company property, or embezzlement of Company funds;

(iii) employee’s breach of one or more of employee’s obligation under any applicable confidential/proprietary/trade secret information and/or inventions agreement(s);

(iv) employee’s engaging in any employment or business activity that is in competition with the business or proposed business of the Company;

(v) misconduct by the employee which has a materially adverse effect upon the Company’s operations, business or reputation; or

(vi) if employee is an officer of the Company, a material breach of any of employee’s fiduciary obligations.

•	“Involuntary Termination” shall exclude any termination of the employee’s employment by reason of the employee’s death or due to the employee’s disability (within the meaning of section 22(e)(3) of the Internal Revenue Code) or by the Company for Cause, and shall generally mean and include:

(i) any other termination of employee’s employment by Company;

(ii) employee’s resignation within ninety (90) days following: (a) a reduction in Employee’s rate of base salary by more than ten percent (10%), unless the reduction is part of an overall reduction for all employees at the same level as employee; (b) a relocation by the Company of employee’s place of employment by more than fifty (50) miles, without employee’s written consent; or (c) a material reduction in the level of employee’s duties and responsibilities or the level of management to which employee reports, provided, however, that it shall not be deemed an “Involuntary Termination” if, upon a Change in Control, Employee’s duties and responsibilities remain the same as those prior to the Change in Control, Employee’s duties and responsibilities remain the same as those prior to the Change in Control but Employee’s title and/or reporting relationship is changed, and provided further, that employee shall have given written notice to the Company through the highest level employee of its human resources department (or the equivalent within ninety (90) days of the first occurrence of (a), (b) or (c)), and the Company shall have had a period of thirty (30) days within which to cure the action(s) described in the notice given by the employee.

Mr. Smith’s Separation Agreement.  In connection with James A.D. Smith’s resignation as President and Chief Executive Officer of the Company, effective January 29, 2008, the Company and Mr. Smith entered into a separation agreement as of February 9, 2008 pursuant to which the Company agreed to pay Mr. Smith an aggregate amount of $234,150, subject to all applicable tax withholding, payable over seventeen semi-monthly installments, and to pay Mr. Smith a lump sum equal to $100,350, which constitutes full payment of Mr. Smith’s 2007 annual bonus under the Company’s bonus plan. In addition, the Company agreed to extend the stock option exercise period for Mr. Smith’s fully vested stock options during the approximately eight and a half-month payment period. Mr. Smith agreed to act as a consultant to the Company on an as- needed basis for up to ten hours per week during the approximately eight and a half-month payment period.

Additionally, Mr. Smith may continue to receive health insurance benefits for up to twelve (12) months or until such shorter period of time as Mr. Smith may become eligible for health insurance benefits through a subsequent employer. Mr. Smith agreed not to solicit the Company’s customers or employees for one year and not to disclose the Company’s confidential information. Mr. Smith also agreed to release the Company from any claims he may have against it.

Annex I-20

Dr. Schwartz’s Separation and Consulting Arrangements.  Kenneth E. Schwartz, M.D. resigned as the Company’s Vice President, Medical Affairs, effective October 2, 2008. In connection with his resignation, the Company agreed to continue Dr. Schwartz’s group health insurance coverage through October 31, 2008. Dr. Schwartz has elected to continue his group health insurance coverage for up to 18 months pursuant to COBRA, for which the Company has agreed to pay the costs of those benefits from November 1, 2008 through December 31, 2008, following which Dr. Schwartz will be responsible for the cost of such benefits. In addition, on October 24, 2008, the Company entered into a consulting agreement with Dr. Schwartz, effective as of October 3, 2008, pursuant to which Dr. Schwartz will perform certain consulting services for the Company at a rate of $300 per hour. Up to a maximum of 16 hours of work may be performed per month without the prior written consent of the Company and Dr. Schwartz to exceed such amount. In addition, the Company has agreed to pay Dr. Schwartz for travel time up to $1,200 per day. The consulting agreement will expire on September 30, 2009, subject to extension upon mutual agreement of the parties.

2001 Plan and 2007 Plan.  Each of the Company’s 2001 Plan and 2007 Plan provides that, upon the occurrence of a Change in Control, unless otherwise provided in an applicable award agreement, all outstanding equity awards will accelerate and become exercisable or payable in full upon the occurrence of the Change in Control.

Payments and Other Benefits Payable Upon Early Termination and Change in Control.  In the discussion that follows, payments and other benefits payable upon early termination and Change in Control situations under the Change in Control agreements are set out as if the conditions for payments had occurred and/or the terminations took place on December 31, 2007. In the event that the Merger is consummated, the information set forth below will not represent our obligations with respect to the named executive officers. The amounts payable, if any, to the named executive officers pursuant to the settlement of their Change in Control Agreements are described under Item 3 of the Schedule 14D-9. In setting out such payments and benefits, amounts that had already been earned as of the termination date are not shown. Also, benefits that are available to all full-time regular employees when their employment terminates are not shown. The amounts set forth below are estimates of the amounts which would be paid out to the named executive officers upon their termination. The actual amounts to be paid out can only be determined at the time of such named executive officers’ separation from the Company.

The following table sets forth information with respect to compensation to the executives upon a termination without Cause or an Involuntary Termination within eighteen (18) months following a Change in Control:

	Cash	Equity	Benefits and
Name	Payment($)(1)	Acceleration(2)	Perquisites($)(3)	Total($)

Irene A. Chow, Ph.D.(4)	910,000	—	35,214	945,214
James A.D. Smith(5)	536,538	—	32,003	568,541
Frederick W. Driscoll(6)	405,000	—	32,003	437,003
Ronald C. Griffith, Ph.D.(7)	441,079	—	32,003	473,082
Kenneth E. Schwartz, M.D.(8)	377,297	—	23,476	400,773

1.	With the exception of Dr. Chow, this column represents the executive’s annual salary as of December 31, 2007, a lump sum payment of 100% of the executive’s target bonus and payment of any accrued but unpaid long-term incentive bonus. With respect to Dr. Chow, this column represents twice her annual salary as of December 31, 2007 and a lump sum payment of 150% of her target bonus.

2.	This column represents the aggregate intrinsic value of unvested stock options as of December 31, 2007. Aggregate intrinsic value represents only the value for those options in which the exercise price of the option is less than the market value of our stock on December 31, 2007. All of the options had an exercise price above the market value and the intrinsic value is zero.

3.	With the exception of Dr. Chow, this column represents the cost of the continuation of health care coverage for 12 months from date of termination. With respect to Dr. Chow, this column represents the cost of the continuation of health care coverage for 18 months from date of termination. The amounts were based on COBRA fees at September 1, 2007, as COBRA fees are only set once a year and assumes there will be no increase or decrease of COBRA fees on September 1, 2008.

Annex I-21

4.	Dr. Chow’s 2007 base salary was $350,000 and her target bonus was 40% of base salary. She had no accrued but unpaid long-term incentive bonus as of December 31, 2007.

5.	Mr. Smith’s 2007 base salary was $334,500 and his target bonus was 40% of base salary. He had $68,238 in accrued but unpaid 2007 long-term incentive bonus of December 31, 2007.

6.	Mr. Driscoll’s 2007 base salary was $300,000. He did not participate in the 2007 Annual Bonus as agreed. He had no accrued but unpaid long-term incentive bonus as of December 31, 2007.

7.	Dr. Griffith’s 2007 base salary was $300,000 and his target bonus was 35% of base salary. He had $36,079 in accrued but unpaid 2007 long-term incentive bonus of December 31, 2007.

8.	Dr. Schwartz’s 2007 base salary was $265,000 and his target bonus was 30% of base salary. He had $32,797 in accrued but unpaid 2007 long-term incentive bonus of December 31, 2007.

Appointment of Frederick W. Driscoll as President and Chief Executive Officer

Effective September 2, 2008, Mr. Driscoll was appointed President and Chief Executive Officer and member of the Board of Directors. Pursuant to the terms of an offer letter executed between us and Mr. Driscoll on September 2, 2008, Mr. Driscoll will receive an initial base salary of $32,083.34 per month (equivalent to $385,000 per year). Mr. Driscoll also will be eligible to participate in the Annual Bonus Plan, for which his targeted bonus level for 2008 will be prorated 8/12 at his former target of 35% of base salary and 4/12 at his new target of 45% of base salary, taking into account performance criteria. In addition, on September 2, 2008, Mr. Driscoll received a grant of options to purchase 230,000 shares of our common stock under the 2007 Plan. Except as provided above, all other terms and conditions of Mr. Driscoll’s employment in effect prior to his appointment as President and Chief Executive Officer remain the same.

DIRECTOR COMPENSATION

The table below summarizes compensation received by members of the Board of Directors during 2007, other than Dr. Chow and Mr. Smith, who are included in the Summary Compensation Table above:

					Change in
					Pension Value
					and
	Fees			Non-Equity	Nonqualified
	Earned		Option	Incentive Plan	Deferred	All Other
	or Paid in	Stock	Awards	Compensation	Compensation	Compensation
Name(1)	Cash ($)	Awards ($)	($)(2)	($)	Earnings	($)	Total

Leslie J. Browne	19,386	—	3,515	—	—	—	22,901
Arthur Gray, Jr.	14,500	—	—	—	—	—	14,500
H. H. Haight	33,718	—	7,016	—	—	—	40,734
Alan Y. Kwan	30,717	—	7,016	—	—	—	37,733
Matthew J. Pfeffer	21,691	—	3,515	—	—	—	25,206

1.	Dr. Chow and Mr. Smith did not receive any separate compensation for their services as directors.

2.	Option Awards column represents the dollar amount recognized for financial statement reporting purposes with respect to the 2007 fiscal year for the fair value of stock-based compensation awards granted in 2007 and prior fiscal years, in accordance with SFAS 123R. Pursuant to SEC rules, the amounts shown exclude the impact of estimated forfeitures related to service-based vesting conditions. For additional information on the valuation assumptions with respect to the grants reflected in this column, refer to Note 5 to the Genelabs Technologies, Inc. Financial Statements in the Company’s Form 10-K for the year ended December 31, 2007. These amounts reflect the Company’s accounting expense for these awards and do not correspond to the actual value that will be recognized by the named directors. At December 31, 2007, the aggregate number of stock options outstanding for each director was as follows: Dr. Browne, 20,000; Mr. Gray, 0; Mr. Haight, 41,000 Mr. Kwan, 37,000; and Mr. Pfeffer, 20,000.

Annex I-22

As of December 31, 2007, non-employee directors receive an annual cash retainer of $25,000, payable quarterly, in addition to the following retainers for serving on a committee, payable quarterly:

	Chairperson	Non-Chairperson
Committee	Member	Member

Audit Committee	$8,000	$4,000
Compensation Committee	6,000	3,000
Nominating Committee	4,000	2,000

Directors are not paid on a per-meeting basis. All directors also are reimbursed for actual business expenses incurred in attending board and committee meetings. Upon his or her first election to the board, each non-employee director is granted an option to purchase 20,000 shares of Genelabs common stock at an exercise price equal to the fair market value of the common stock on the date of grant that vests over four years, with 25% vesting on the anniversary of the grant date and equal monthly installments thereafter for the next 36 months. At each annual meeting of shareholders beginning after the second anniversary of each director’s election to the board, such non-employee director is granted an additional option to purchase 10,000 shares at an exercise price equal to the fair market value of the common stock on the date of grant that vests over one year in equal quarterly installments. Directors who are also employees are granted options under the 2007 Omnibus Stock Incentive Plan in accordance with Genelabs’ general compensation policy.

COMPENSATION COMMITTEE REPORT1

The following report was submitted by the Compensation Committee of the Board of Directors:

The Compensation Committee of the Board of Directors has reviewed the Company’s Compensation Discussion and Analysis and discussed it with management. Based on this review and discussion, the Compensation Committee recommended to the Board of Directors that the Compensation Discussion and Analysis be included in the Company’s definitive proxy statement on Schedule 14A for its 2008 annual meeting of shareholders, which is incorporated by reference into the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2007, each as filed with the Securities and Exchange Commission.

Compensation Committee

/s/ Matthew J. Pfeffer, Chair
/s/  H. H. Haight
/s/  Leslie J. Browne, Ph.D.

Compensation Committee Interlocks and Insider Participation

None of the members of the Compensation Committee during fiscal 2007 (i) was an officer or employee of the Company or any of its subsidiaries, (ii) was formerly an officer of the Company or any of its subsidiaries or (iii) had any relationship requiring disclosure by the Company under the SEC’s rules requiring disclosure of related party transactions.

1 The material in this report is not “soliciting material,” is not deemed “filed” with the SEC, and is not to be incorporated by reference into any filing of the Company under the Securities Act of 1933 (the “Securities Act”) or the Exchange Act, whether made before or after the date hereof and irrespective of any general incorporation language contained in such filing.

Annex I-23

Security Ownership of Certain Beneficial Owners and Management and Related Shareholder Matters

The following table sets forth certain information regarding the ownership of our common stock as of November 5, 2008 by: (a) each executive officer named in the Summary Compensation Table and each current director (b) all of our current executive officers and directors as a group; and (c) all those known by us to be beneficial owners of more than 5% of our common stock.

Beneficial ownership is determined in accordance with the rules of the SEC and includes voting or investment power with respect to the securities. Shares of common stock that may be acquired by an individual or group within 60 days of November 5, 2008, pursuant to the exercise of options or warrants, are deemed to be outstanding for the purpose of computing the percentage ownership of such individual or group, but are not deemed to be outstanding for the purpose of computing the percentage ownership of any other person shown in the table.

Except as indicated in footnotes to this table, we believe that the shareholders named in this table have sole voting and investment power with respect to all shares of common stock shown to be beneficially owned by them, based on information provided to us by such shareholders.

Name and Address of Beneficial Owner	Number of Shares	Percent of Total(1)

Lehman Brothers Holdings Inc.(2) 745 Seventh Avenue New York, NY 10019	3,032,952	6.91%
Arnhold and S. Bleichroeder Advisers, LLP(3) 1345 Avenue of the Americas New York, NY 10105	5,800,474	13.05%
Merlin BioMed Private Equity Advisors L.L.C.(4) 230 Park Avenue, Suite 928 New York, NY 10169	2,751,244	6.27%
Morgan Stanley(5) FrontPoint Partners 1585 Broadway New York, NY 10036	5,645,603	12.87%
OrbiMed Advisors LLC(6) OrbiMed Capital LLC Samuel D. Isaly 767 Third Avenue, 30th Floor New York, NY 10017	2,717,392	6.19%
RA Capital Management, LLC(7) 111 Huntington Avenue, Suite 610 Boston, MA 02199	2,508,195	5.72%
Irene A. Chow, Ph.D.(8)	329,991	*
James A.D. Smith(9)	48,157	*
Frederick W. Driscoll(10)	80,521	*
Ronald C. Griffith, Ph.D.(11)	134,743	*
Kenneth E. Schwartz(12)	106,799	*
Leslie J. Browne, Ph.D.(13)	12,083	*
H. H. Haight(14)	98,000	*
Alan Y. Kwan(15)	42,900	*
Matthew J. Pfeffer(16)	12,083	*
All current directors and executive officers as a group (9 persons)(17)	880,603	1.97%

*	Represents less than 1%.

1.	Based on 43,879,917 shares of Genelabs common stock outstanding as of November 5, 2008.

2.	Based on information furnished in Schedule 13G/A dated December 31, 2007 and filed with the SEC on February 13, 2008, jointly by Lehman Brothers Holdings Inc., Lehman Brothers Inc. and LB I Group Inc., in which Lehman Brothers Holdings Inc. and Lehman Brothers Inc. report beneficial ownership of

Annex I-24

3,032,952 shares of common stock, and LB I Group Inc. reports beneficial ownership of 581,395 shares of common stock. According to this Schedule 13G/A, pursuant to the terms of the warrants held by Lehman Brothers, Inc., the number of shares beneficially owned by these reporting persons excludes 391,810 warrants because the terms include a limitation on acquiring shares of common stock if the exercise would result in the holder beneficially owning more than 4.99% of the outstanding common stock. Additionally, according to this Schedule 13G/A and pursuant to the terms of the warrants held by LB I Group, the number of shares beneficially owned by these reporting persons excludes 174,418 warrants because the terms include a limitation on acquiring shares of common stock if the exercise would result in the holder beneficially owning more than 4.99% of the outstanding shares of common stock. According to this Schedule 13G/A LB I Group Inc., which is the actual owner of 581,395 shares of common stock and 174,418 warrants, is a wholly owned subsidiary of Lehman Brothers Inc., which is the actual owner of 2,451,557 shares of common stock and 217,392 warrants, and is a wholly owned subsidiary of Lehman Brothers Holdings Inc.

3.	Based on information furnished in Schedule 13G/A dated October 24, 2008 and filed with the SEC on October 31, 2008, by Arnhold and S. Bleichroeder Advisers, LLC (“Arnhold”). According to this Schedule 13G/A, Arnhold is an investment adviser registered under Section 203 of the Investment Advisers Act of 1940, and is deemed to be the beneficial owner of 5,800,474 shares of common stock (which includes warrants to purchase 582,578 shares of common stock) as a result of acting as investment adviser to various of its clients. According to this Schedule 13G/A, First Eagle Value in Biotechnology Master Fund, Ltd., a Cayman Islands company for which Arnhold acts as investment adviser, may be deemed to beneficially own 2,240,695 of these 5,800,474 shares (including 162,887 warrants).

4.	Based on information furnished in Schedule 13G dated February 13, 2007 and filed with the SEC on March 11, 2008, by Merlin BioMed Private Equity Advisors, LLC and Dominique Sémon as the Managing Member.

5.	Based on information furnished in Schedule 13G dated October 31, 2007 and filed with the SEC on December 10, 2007, jointly by Morgan Stanley and FrontPoint Partners LLC.

6.	Based on information furnished in Schedule 13G dated September 26, 2007 and filed with the SEC on October 22, 2007 by OrbiMed Advisors LLC, OrbiMed Capital LLC and Samuel D. Isaly, in accordance with Rule 13d-1(b) and Rule 13d-1(k) of the Securities Exchange Act of 1934, as control person of OrbiMed Advisors LLC and OrbiMed Capital LLC. According to this Schedule 13G, OrbiMed Advisors LLC and OrbiMed Capital LLC hold shares and share equivalents issuable from the conversion of warrants on behalf of Caduceus Capital Master Fund Limited (1,035,000 shares and 207,000 Warrants), Caduceus Capital II, L.P. (675,000 shares and 135,000 Warrants), UBS Eucalyptus Fund LLC (625,000 shares and 125,000 Warrants), PW Eucalyptus Fund, Ltd. (82,000 shares and 16,400 Warrants), and Summer Street Life Sciences Hedge Fund Investors LLC (300,392 shares and 60,079 Warrants).

7.	Based on information furnished in Schedule 13G dated April 28, 2008 and filed with the SEC on May 1, 2008, jointly by Richard H. Aldrich, Peter Kolchinsky, RA Capital Management, LLC, RA Capital Biotech Fund, L.P. and RA Capital Biotech Fund II, L.P. (collectively, the “Reporting Persons”). Mr. Aldrich and Mr. Kolchinsky (together, the “Managers”) are the managers of RA Capital Management, LLC (“Capital”), which is the sole general partner of each of RA Capital Biotech Fund, L.P. (“Fund I”) and RA Capital Biotech Fund II, L.P. (“Fund II”). In the aggregate, the Reporting Persons beneficially own 2,508,195 shares of the Common Stock. The Reporting Persons have the right to purchase an additional 326,530 shares of Common Stock pursuant to the terms of a warrant dated June 29, 2006 issued to Fund I. The beneficial ownership of each Reporting Person is as follows: (i) Fund I beneficially owns 2,480,824 shares of Common Stock, (ii) Fund II beneficially owns 27,371 shares of Common Stock and (iii) Capital, as the sole general partner of each of Fund I and Fund II, and Mr. Aldrich and Mr. Kolchinsky as the managers of Capital, each beneficially own 2,508,195 shares of Common Stock. Each of Fund I and Fund II has the power to vote and dispose of the shares of Common Stock beneficially owned by such entity (as described above). Capital, as the sole general partner of each of Fund I and Fund II, has the sole authority to vote and dispose of all of the shares of Common Stock. The Managers, by virtue of their position as managers of Capital, have the shared authority to vote and dispose of all of the shares of Common Stock.

8.	Consists of 42,182 shares of common stock held by Dr. Chow, including 1,777 shares held in a family trust, and 287,809 shares underlying options exercisable within 60 days of November 5, 2008.

Annex I-25

9.	Represents shares of common stock held by Mr. Smith based on the most recent information available to the Company. Mr. Smith resigned effective January 29, 2008.

10.	Consists of 22,188 shares of common stock held by Mr. Driscoll and 58,333 shares underlying options exercisable within 60 days of November 5, 2008.

11.	Consists of 992 shares of common stock held by Dr. Griffith and 133,751 shares underlying options exercisable within 60 days of November 5, 2008.

12.	Consists of 15,560 shares of common stock held by Dr. Schwartz, including 4,494 shares held by his spouse, based on the most recent information available to the Company, and 91,239 shares underlying options exercisable within 60 days of November 5, 2008, which options will expire if unexercised on or before January 2, 2009. Dr. Schwartz resigned effective October 2, 2008.

13.	Represents shares underlying options exercisable within 60 days of November 5, 2008 held by Dr. Browne.

14.	Consists of 52,000 shares of common stock held by Mr. Haight and 46,000 shares underlying options exercisable within 60 days of November 5, 2008.

15.	Consists of 900 shares of common stock held by Mr. Kwan and 42,000 shares underlying options exercisable within 60 days of November 5, 2008.

16.	Represents shares underlying options exercisable within 60 days of November 5, 2008 held by Mr. Pfeffer.

17.	Consists of 164,011 shares of common stock held by all current directors and executive officers as a group, including two executive officers not listed above, and 716,592 shares underlying options exercisable within 60 days of November 5, 2008.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

On an annual basis, each director and executive officer of the Company must complete a Director and Officer Questionnaire that requires disclosure of any transaction, arrangement or relationship with the Company during the last fiscal year in which the director or executive officer, or any member of his or her immediate family, had a direct or indirect material interest. Any transaction, arrangement or relationship disclosed in the Director and Officer Questionnaire submitted by a director or executive officer is reviewed and considered by the Board of Directors in making independence determinations with respect to directors and resolving any conflicts of interest that may be implicated. Our directors and executive officers are expected to disclose to the Executive Chairman of the Board, President and Chief Executive Officer or counsel to the Company the material facts of any transaction that could be considered a related party transaction promptly upon gaining knowledge of the transaction.

The Audit Committee, unless otherwise established by the Board of Directors, establishes and implements policies and procedures for the Audit Committee’s or Board of Director’s review and approval or disapproval of proposed transactions or courses of dealings with respect to which executive officers or directors or members of their immediate families have an interest, including all transactions required to be disclosed by Item 404(a) of Regulation S-K, the Securities and Exchange Commission’s related person transaction disclosure rule. In addition, the Company’s Code of Business Ethics and Conduct contains conflicts of interest and corporate opportunities policies to which all employees must adhere. Beyond this, the Company does not have written policies as to how it will resolve conflicts of interest.

From January 1, 2007 to the present, there have been no transactions in which the amount involved exceeded $120,000 to which Genelabs or any of its subsidiaries was a party and in which any executive officer, director, nominee for director, 5% beneficial owner of common stock or member of the immediate family of any of the foregoing persons had or has a direct or indirect material interest, except the compensation arrangements described above.

Genelabs’ Executive Chairman, Irene A. Chow, Ph.D., was a member of the board of directors of Genovate Biotechnology Co., Ltd., or Genovate, and was its chair until June 2005. Dr. Chow resigned from the Genovate board in January 2007. When she was chair, she received an annual stipend of approximately $90,300 per year from Genovate. In 1995, Genelabs licensed to Genovate, in exchange for an equity position in Genovate, its rights to its prasterone drug candidate, known as Prestaratm, for Australia, New Zealand and the Asian countries (except Japan). The companies have also agreed to share clinical data related to prasterone. From time to time Genelabs has sold its Genovate shares and sold its remaining 8% of the equity in Genovate in January 2007.

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REPORT OF THE AUDIT COMMITTEE
OF THE BOARD OF DIRECTORS2

The Audit Committee is comprised of three outside directors, all of whom are independent under Rule 4200(a)(14) of the National Association of Securities Dealers’ (“NASD”) listing standards. The Audit Committee is governed by a charter, adopted and approved by the Board of Directors in January 2004 and amended in January 2006, which sets forth the Audit Committee’s duties and responsibilities and reflects SEC regulations and NASD rules. A copy of the Audit Committee’s charter, as amended, is available on our website at www.genelabs.com under the heading “Investor Information/Corporate Governance.”

The Audit Committee oversees Genelabs’ financial reporting process on behalf of the board of directors. Genelabs’ management has the primary responsibility for the Company’s financial statements and reporting process, including the systems of internal controls. The Audit Committee and Genelabs’ independent registered public accounting firm for the fiscal year ended December 31, 2007, Ernst & Young LLP, have discussed the overall scope and plans for their audits. The Audit Committee periodically meets with the independent registered public accounting firm, with and without management present, to discuss the results of their examinations, their evaluations of Genelabs’ internal controls and the overall quality of Genelabs’ financial reporting.

The Audit Committee has reviewed and discussed our audited consolidated financial statements for the fiscal year ended December 31, 2007 with management and with Ernst & Young LLP, our independent registered public accounting firm for the fiscal year ended December 31, 2007. The Audit Committee has discussed with Ernst & Young LLP the matters required to be discussed by Statement on Auditing Standards No. 61, as amended, relating to the conduct of the audit. The Audit Committee has received the written disclosures and the letter from Ernst & Young LLP required by Independence Standards Board Standard No. 1, Independence Discussions with Audit Committees, and has discussed with Ernst & Young LLP their independence. The Audit Committee has considered the compatibility of the provision of non-audit services with maintaining the independence of the independent registered public accounting firm.

Audit Committee

/s/  H. H. Haight, Chair

/s/  Alan Y. Kwan

/s/  Matthew J. Pfeffer

2 The material in this report is not “soliciting material,” is not deemed “filed” with the SEC, and is not to be incorporated by reference into any filing of the Company under the Securities Act or the Exchange Act, whether made before or after the date hereof and irrespective of any general incorporation language in such filing.

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Annex II

October 29, 2008

Board of Directors
Genelabs Technologies, Inc.
505 Penobscot Drive
Redwood City, CA 04063-4738

Members of the Board of Directors:

You have requested our opinion as to the fairness, from a financial point of view, to the holders of the common stock of Genelabs Technologies, Inc. (the “Company”), other than SmithKline Beecham Corporation (the “Acquirer”) and its affiliates, of the Consideration (as defined below) to be received by such shareholders in the Transaction (as defined below) pursuant to the terms of that certain Agreement and Plan of Merger, to be dated as of October 29, 2008 (the “Agreement”), by and among the Acquirer, Gemstone Acquisition Corporation, a wholly owned subsidiary of the Acquirer (the “Merger Sub”), and the Company.

As more specifically set forth in the Agreement, and subject to the terms, conditions and adjustments set forth in the Agreement and as further described to us by the management of the Company, (i) the Merger Sub would commence a tender offer (the “Tender Offer”) for all outstanding shares of Company common stock for $1.30 per share, net to the seller in cash (the “Consideration”), and (ii) following consummation of the Tender Offer, Merger Sub would be merged with and into the Company (the “Merger” and, together with the Tender Offer, the “Transaction”) and each outstanding share of Company common stock (other than those held in the treasury of the Company or owned by the Acquirer or any wholly owned subsidiary of the Acquirer or the Company and other than Dissenting Shares (as defined in the Agreement)) would be converted into the right to receive the Consideration.

Cowen and Company, LLC (“Cowen”), as part of its investment banking business, is continually engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, negotiated underwritings, secondary distributions of listed and unlisted securities, private placements and valuations for corporate and other purposes. In the ordinary course of our business, we and our affiliates may trade the securities of the Company and the Acquirer for our own account and for the accounts of our customers and, accordingly, may at any time hold a long or short position in such securities.

We are acting as exclusive financial advisor to the Board of Directors of the Company in connection with the Transaction and will receive a fee from the Company for our services pursuant to the terms of our engagement letter with the Company dated as of May 1, 2008 (the “Engagement Letter”), a significant portion of which is contingent upon the consummation of the Transaction. We will also receive a fee for providing this Opinion. In addition, the Company has agreed to reimburse our expenses and indemnify us for certain liabilities that may arise out of our engagement. In the two years preceding the date of this Opinion Cowen has not had a material relationship with the Company or any other party to the Transaction. Pursuant to the terms of the Engagement Letter, if, during the period Cowen is retained thereunder by the Company, the Company proposes to effect any restructuring transaction, any acquisition or disposition transaction (other than with respect to certain specified assets), any bank financing, any public offering, any Rule 144A offering or any private placement of securities (excluding certain specified transactions), the Company has agreed to offer to engage Cowen as the Company’s exclusive financial advisor, lead lender or arranger, lead manager underwriter or lead purchaser or exclusive placement agent, as the case may be, in connection with such transaction(s) on terms and conditions customary to us for similar transactions (provided that Cowen may decline any such engagements), with the terms of such engagements to shall be set forth in separate agreements, and we would receive fees for the rendering of such services.

In connection with our opinion, we have reviewed and considered such financial and other matters as we have deemed relevant, including, among other things:

•	a draft of the Agreement dated October 29, 2008;

•	certain publicly available financial and other information for the Company, including equity research, and certain other relevant financial and operating data furnished to Cowen by the Company management;

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•	certain internal financial analyses, financial projections, reports and other information concerning the Company (the “Company Forecasts”) prepared by Company management;

•	discussions we have had with certain members of Company management concerning the historical and current business operations, financial condition and prospects of the Company and such other matters we deemed relevant;

•	certain operating results and the reported price and trading histories of the shares of the common stock of the Company as compared to operating results and the reported price and trading histories of certain publicly traded companies we deemed relevant;

•	certain financial terms of the Transaction as compared to the financial terms of certain selected business combinations we deemed relevant; and

•	such other information, financial studies, analyses and investigations and such other factors that we deemed relevant for the purposes of this opinion.

In conducting our review and arriving at our opinion, we have, with your consent, assumed and relied, without independent investigation, upon the accuracy and completeness of all financial and other information provided to us by the Company or which is publicly available or was otherwise reviewed by us. We have not undertaken any responsibility for the accuracy, completeness or reasonableness of, or independent verification of, such information. We have relied upon, without independent verifications, the assessment of Company management as to the existing products and services of the Company and the viability of, and risks associated with, the future products and services of the Company. In addition, we have not conducted nor have we assumed any obligation to conduct any physical inspection of the properties or facilities of the Company or the Acquirer. We have further relied upon the Company’s representation that all information provided to us by the Company is accurate and complete in all material respects. We have, with your consent, assumed that the Company Forecasts which we examined were reasonably prepared by the management of the Company on bases reflecting the best currently available estimates and good faith judgments of such management as to the future performance of the Company and that such Company Forecasts provide a reasonable basis for our opinion. We express no opinion as to the Company Forecasts, or the assumptions on which they were made. We expressly disclaim any undertaking or obligation to advise any person of any change in any fact or matter affecting our opinion of which we become aware after the date hereof.

We have not made or obtained any independent evaluations, valuations or appraisals of the assets or liabilities of the Company nor have we been furnished with such materials. In addition, we have not evaluated the solvency or fair value of the Company under any state or federal laws relating to bankruptcy, insolvency or similar matters. With respect to all legal matters relating to the Company, we have relied on the advice of legal counsel to the Company. Our opinion addresses only the fairness of the Consideration, from a financial point of view, to the stockholders of the Company, other than the Acquirer and its affiliates. We express no view as to any other aspect or implication of the Transaction or any other agreement, arrangement or understanding entered into in connection with the Transaction or otherwise. Our opinion is necessarily based upon economic and market conditions and other circumstances as they exist and can be evaluated by us on the date hereof. It should be understood that although subsequent developments may affect our opinion, we do not have any obligation to update, revise or reaffirm our opinion and we expressly disclaim any responsibility to do so.

For purposes of rendering our opinion we have assumed, in all respects material to our analysis, that the representations and warranties of each party contained in the Agreement are true and correct, that each party will perform all of the covenants and agreements required to be performed by it under the Agreement and that all conditions to the consummation of the Transaction will be satisfied without waiver thereof. We have assumed that the final form of the Agreement will be substantially similar to the last draft reviewed by us. We have also assumed that all governmental, regulatory and other consents and approvals contemplated by the Agreement will be obtained and that in the course of obtaining any of those consents no restrictions will be imposed or waivers made that would have an adverse effect on the contemplated benefits of the Transaction.

It is understood that this letter is intended for the benefit and use of the Board of Directors of the Company in its consideration of the Transaction and may not be used for any other purpose or reproduced, disseminated, quoted or referred to at any time, in any manner or for any purpose without our prior written consent. This letter does not

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constitute a recommendation to any stockholder as to whether such stockholder should tender his or her shares of common stock in the Tender Offer or to take any other action in connection with the Transaction or otherwise. We have not been requested to opine as to, and our opinion does not in any manner address, the Company’s underlying business decision to effect the Transaction or the relative merits of the Transaction as compared to other business strategies or transactions that might be available to the Company. In addition, we have not been requested to opine as to, and our opinion does not in any manner address, the fairness of the amount or nature of the compensation to any of the Company’s officers, directors or employees, or class of such persons, relative to the compensation to the public stockholders of the Company.

This Opinion was reviewed and approved by Cowen’s Fairness Opinion Review Committee.

Based upon and subject to the foregoing, including the various assumptions and limitations set forth herein, it is our opinion that, as of the date hereof, the Consideration to be received in the Transaction by the holders of Company common stock, other than the Acquirer and its affiliates, is fair, from a financial point of view, to such shareholders.

Very truly yours,

COWEN AND COMPANY, LLC

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Annex III

CHAPTER 13 OF THE CALIFORNIA GENERAL CORPORATION LAW
DISSENTERS’ RIGHTS

1300.

(a) If the approval of the outstanding shares (Section 152) of a corporation is required for a reorganization under subdivisions (a) and (b) or subdivision (e) or (f) of Section 1201, each shareholder of the corporation entitled to vote on the transaction and each shareholder of a subsidiary corporation in a short-form merger may, by complying with this chapter, require the corporation in which the shareholder holds shares to purchase for cash at their fair market value the shares owned by the shareholder which are dissenting shares as defined in subdivision (b). The fair market value shall be determined as of the day before the first announcement of the terms of the proposed reorganization or short-form merger, excluding any appreciation or depreciation in consequence of the proposed action, but adjusted for any stock split, reverse stock split, or share dividend which becomes effective thereafter.

(b) As used in this chapter, “dissenting shares” means shares which come within all of the following descriptions:

(1) Which were not immediately prior to the reorganization or short-form merger either (A) listed on any national securities exchange certified by the Commissioner of Corporations under subdivision (o) of Section 25100 or (B) listed on the National Market System of the NASDAQ Stock Market, and the notice of meeting of shareholders to act upon the reorganization summarizes this section and Sections 1301, 1302, 1303 and 1304; provided, however, that this provision does not apply to any shares with respect to which there exists any restriction on transfer imposed by the corporation or by any law or regulation; and provided, further, that this provision does not apply to any class of shares described in subparagraph (A) or (B) if demands for payment are filed with respect to 5 percent or more of the outstanding shares of that class.

(2) Which were outstanding on the date for the determination of shareholders entitled to vote on the reorganization and (A) were not voted in favor of the reorganization or, (B) if described in subparagraph (A) or (B) of paragraph (1) (without regard to the provisos in that paragraph), were voted against the reorganization, or which were held of record on the effective date of a short-form merger; provided, however, that subparagraph (A) rather than subparagraph (B) of this paragraph applies in any case where the approval required by Section 1201 is sought by written consent rather than at a meeting.

(3) Which the dissenting shareholder has demanded that the corporation purchase at their fair market value, in accordance with Section 1301.

(4) Which the dissenting shareholder has submitted for endorsement, in accordance with Section 1302.

(c) As used in this chapter, “dissenting shareholder” means the recordholder of dissenting shares and includes a transferee of record.

1301.

(a) If, in the case of a reorganization, any shareholders of a corporation have a right under Section 1300, subject to compliance with paragraphs (3) and (4) of subdivision (b) thereof, to require the corporation to purchase their shares for cash, that corporation shall mail to each such shareholder a notice of the approval of the reorganization by its outstanding shares (Section 152) within 10 days after the date of that approval, accompanied by a copy of Sections 1300, 1302, 1303, and 1304 and this section, a statement of the price determined by the corporation to represent the fair market value of the dissenting shares, and a brief description of the procedure to be followed if the shareholder desires to exercise the shareholder’s right under those sections. The statement of price constitutes an offer by the corporation to purchase at the price stated any dissenting shares as defined in subdivision (b) of Section 1300, unless they lose their status as dissenting shares under Section 1309.

(b) Any shareholder who has a right to require the corporation to purchase the shareholder’s shares for cash under Section 1300, subject to compliance with paragraphs (3) and (4) of subdivision (b) thereof, and who desires

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the corporation to purchase shares shall make written demand upon the corporation for the purchase of those shares and payment to the shareholder in cash of their fair market value. The demand is not effective for any purpose unless it is received by the corporation or any transfer agent thereof (1) in the case of shares described in clause(A) or (B) of paragraph (1) of subdivision (b) of Section 1300 (without regard to the provisos in that paragraph), not later than the date of the shareholders’ meeting to vote upon the reorganization, or (2) in any other case within 30 days after the date on which the notice of the approval by the outstanding shares pursuant to subdivision (a) or the notice pursuant to subdivision (i) of Section 1110 was mailed to the shareholder.

(c) The demand shall state the number and class of the shares held of record by the shareholder which the shareholder demands that the corporation purchase and shall contain a statement of what that shareholder claims to be the fair market value of those shares as of the day before the announcement of the proposed reorganization or short-form merger. The statement of fair market value constitutes an offer by the shareholder to sell the shares at that price.

1302.  Within 30 days after the date on which notice of the approval by the outstanding shares or the notice pursuant to subdivision (i) of Section 1110 was mailed to the shareholder, the shareholder shall submit to the corporation at its principal office or at the office of any transfer agent thereof, (a) if the shares are certificated securities, the shareholder’s certificates representing any shares which the shareholder demands that the corporation purchase, to be stamped or endorsed with a statement that the shares are dissenting shares or to be exchanged for certificates of appropriate denomination so stamped or endorsed or (b) if the shares are uncertificated securities, written notice of the number of shares which the shareholder demands that the corporation purchase. Upon subsequent transfers of the dissenting shares on the books of the corporation, the new certificates, initial transaction statement, and other written statements issued therefor shall bear a like statement, together with the name of the original dissenting holder of the shares.

1303.

(a) If the corporation and the shareholder agree that the shares are dissenting shares and agree upon the price of the shares, the dissenting shareholder is entitled to the agreed price with interest thereon at the legal rate on judgments from the date of the agreement. Any agreements fixing the fair market value of any dissenting shares as between the corporation and the holders thereof shall be filed with the secretary of the corporation.

(b) Subject to the provisions of Section 1306, payment of the fair market value of dissenting shares shall be made within 30 days after the amount thereof has been agreed or within 30 days after any statutory or contractual conditions to the reorganization are satisfied, whichever is later, and in the case of certificated securities, subject to surrender of the certificates therefor, unless provided otherwise by agreement.

1304.

(a) If the corporation denies that the shares are dissenting shares, or the corporation and the shareholder fail to agree upon the fair market value of the shares, then the shareholder demanding purchase of such shares as dissenting shares or any interested corporation, within six months after the date on which notice of the approval by the outstanding shares (Section 152) or notice pursuant to subdivision (i) of Section 1110 was mailed to the shareholder, but not thereafter, may file a complaint in the superior court of the proper county praying the court to determine whether the shares are dissenting shares or the fair market value of the dissenting shares or both or may intervene in any action pending on such a complaint.

(b) Two or more dissenting shareholders may join as plaintiffs or be joined as defendants in any such action and two or more such actions may be consolidated.

(c) On the trial of the action, the court shall determine the issues. If the status of the shares as dissenting shares is in issue, the court shall first determine that issue. If the fair market value of the dissenting shares is in issue, the court shall determine, or shall appoint one or more impartial appraisers to determine, the fair market value of the shares.

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1305.

(a) If the court appoints an appraiser or appraisers, they shall proceed forthwith to determine the fair market value per share. Within the time fixed by the court, the appraisers, or a majority of them, shall make and file a report in the office of the clerk of the court. Thereupon, on the motion of any party, the report shall be submitted to the court and considered on such evidence as the court considers relevant. If the court finds the report reasonable, the court may confirm it.

(b) If a majority of the appraisers appointed fail to make and file a report within 10 days from the date of their appointment or within such further time as may be allowed by the court or the report is not confirmed by the court, the court shall determine the fair market value of the dissenting shares.

(c) Subject to the provisions of Section 1306, judgment shall be rendered against the corporation for payment of an amount equal to the fair market value of each dissenting share multiplied by the number of dissenting shares which any dissenting shareholder who is a party, or who has intervened, is entitled to require the corporation to purchase, with interest thereon at the legal rate from the date on which judgment was entered.

(d) Any such judgment shall be payable forthwith with respect to uncertificated securities and, with respect to certificated securities, only upon the endorsement and delivery to the corporation of the certificates for the shares described in the judgment. Any party may appeal from the judgment.

(e) The costs of the action, including reasonable compensation to the appraisers to be fixed by the court, shall be assessed or apportioned as the court considers equitable, but, if the appraisal exceeds the price offered by the corporation, the corporation shall pay the costs (including in the discretion of the court attorneys’ fees, fees of expert witnesses and interest at the legal rate on judgments from the date of compliance with Sections 1300, 1301 and 1302 if the value awarded by the court for the shares is more than 125 percent of the price offered by the corporation under subdivision (a) of Section 1301).

1306.  To the extent that the provisions of Chapter 5 prevent the payment to any holders of dissenting shares of their fair market value, they shall become creditors of the corporation for the amount thereof together with interest at the legal rate on judgments until the date of payment, but subordinate to all other creditors in any liquidation proceeding, such debt to be payable when permissible under the provisions of Chapter 5.

1307.  Cash dividends declared and paid by the corporation upon the dissenting shares after the date of approval of the reorganization by the outstanding shares (Section 152) and prior to payment for the shares by the corporation shall be credited against the total amount to be paid by the corporation therefor.

1308.  Except as expressly limited in this chapter, holders of dissenting shares continue to have all the rights and privileges incident to their shares, until the fair market value of their shares is agreed upon or determined. A dissenting shareholder may not withdraw a demand for payment unless the corporation consents thereto.

1309.  Dissenting shares lose their status as dissenting shares and the holders thereof cease to be dissenting shareholders and cease to be entitled to require the corporation to purchase their shares upon the happening of any of the following:

(a) The corporation abandons the reorganization. Upon abandonment of the reorganization, the corporation shall pay on demand to any dissenting shareholder who has initiated proceedings in good faith under this chapter all necessary expenses incurred in such proceedings and reasonable attorneys’ fees.

(b) The shares are transferred prior to their submission for endorsement in accordance with Section 1302 or are surrendered for conversion into shares of another class in accordance with the articles.

(c) The dissenting shareholder and the corporation do not agree upon the status of the shares as dissenting shares or upon the purchase price of the shares, and neither files a complaint or intervenes in a pending action as provided in Section 1304, within six months after the date on which notice of the approval by the outstanding shares or notice pursuant to subdivision (i) of Section 1110 was mailed to the shareholder.

(d) The dissenting shareholder, with the consent of the corporation, withdraws the shareholder’s demand for purchase of the dissenting shares.

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1310.  If litigation is instituted to test the sufficiency or regularity of the votes of the shareholders in authorizing a reorganization, any proceedings under Sections 1304 and 1305 shall be suspended until final determination of such litigation.

1311.  This chapter, except Section 1312, does not apply to classes of shares whose terms and provisions specifically set forth the amount to be paid in respect to such shares in the event of a reorganization or merger.

1312.

(a) No shareholder of a corporation who has a right under this chapter to demand payment of cash for the shares held by the shareholder shall have any right at law or in equity to attack the validity of the reorganization or short-form merger, or to have the reorganization or short-form merger set aside or rescinded, except in an action to test whether the number of shares required to authorize or approve the reorganization have been legally voted in favor thereof; but any holder of shares of a class whose terms and provisions specifically set forth the amount to be paid in respect to them in the event of a reorganization or short-form merger is entitled to payment in accordance with those terms and provisions or, if the principal terms of the reorganization are approved pursuant to subdivision (b) of Section 1202, is entitled to payment in accordance with the terms and provisions of the approved reorganization.

(b) If one of the parties to a reorganization or short-form merger is directly or indirectly controlled by, or under common control with, another party to the reorganization or short-form merger, subdivision (a) shall not apply to any shareholder of such party who has not demanded payment of cash for such shareholder’s shares pursuant to this chapter; but if the shareholder institutes any action to attack the validity of the reorganization or short-form merger or to have the reorganization or short-form merger set aside or rescinded, the shareholder shall not thereafter have any right to demand payment of cash for the shareholder’s shares pursuant to this chapter. The court in any action attacking the validity of the reorganization or short-form merger or to have the reorganization or short-form merger set aside or rescinded shall not restrain or enjoin the consummation of the transaction except upon 10 days’ prior notice to the corporation and upon a determination by the court that clearly no other remedy will adequately protect the complaining shareholder or the class of shareholders of which such shareholder is a member.

(c) If one of the parties to a reorganization or short-form merger is directly or indirectly controlled by, or under common control with, another party to the reorganization or short-form merger, in any action to attack the validity of the reorganization or short-form merger or to have the reorganization or short-form merger set aside or rescinded, (1) a party to a reorganization or short-form merger which controls another party to the reorganization or short-form merger shall have the burden of proving that the transaction is just and reasonable as to the shareholders of the controlled party, and (2) a person who controls two or more parties to a reorganization shall have the burden of proving that the transaction is just and reasonable as to the shareholders of any party so controlled.

1313.  A conversion pursuant to Chapter 11.5 (commencing with Section 1150) shall be deemed to constitute a reorganization for purposes of applying the provisions of this chapter, in accordance with and to the extent provided in Section 1159.

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Annex IV
November 12, 2008
Genelabs Technologies, Inc.
505 Penobscot Drive
Redwood City, California 94063

Dear Shareholder,

We are pleased to inform you that on October 29, 2008, Genelabs Technologies, Inc. (the “Company”) entered into an Agreement and Plan of Merger (the “Merger Agreement”), with Gemstone Acquisition Corporation, a California corporation (“Purchaser”) and a direct wholly-owned subsidiary of SmithKline Beecham Corporation, a Pennsylvania corporation (“SmithKline”) and an indirect wholly-owned subsidiary of GlaxoSmithKline plc, an English public limited company organized under the laws of England and Wales (“GSK”). Under the terms of the Merger Agreement and subject to the conditions set forth in Purchaser’s Offer to Purchase and related materials enclosed with this letter, Purchaser is commencing today a cash tender offer to purchase all of the outstanding shares of the common stock of the Company (the “Shares”) at a purchase price of $1.30 per share, net to the seller in cash without interest, and subject to any required withholding taxes. Unless subsequently extended, the tender offer is currently scheduled to expire at 12:00 midnight, New York City time, at the end of December 10, 2008.

The tender offer is conditioned upon, among other things, there being 90% of the Shares, on a fully-diluted basis (unless otherwise agreed pursuant to the terms of the Merger Agreement), validly tendered and not properly withdrawn prior to the expiration of the tender offer. If successful, the tender offer will be followed by the merger of Purchaser into the Company, with the Company being the surviving corporation and a wholly owned subsidiary of SmithKline and an indirect wholly-owned subsidiary of GSK. In the merger, Shares not purchased in the tender offer will be converted into the right to receive the same $1.30 per Share cash payment, without interest, paid in the tender offer.

The board of directors of the Company has unanimously (1) determined that the tender offer and the merger are fair to, and in the best interest of, the Company and its shareholders, (2) approved the Merger Agreement, and the transactions contemplated by the Merger Agreement, including the tender offer and the merger, and (3) declared the advisability of the Merger Agreement and resolved to recommend that the Company’s shareholders tender their Shares in the tender offer and adopt the Merger Agreement. ACCORDINGLY, THE BOARD OF DIRECTORS OF THE COMPANY RECOMMENDS THAT YOU ACCEPT THE TENDER OFFER, TENDER YOUR SHARES TO PURCHASER PURSUANT TO THE TENDER OFFER AND, IF NECESSARY, ADOPT THE MERGER AGREEMENT.

In arriving at its recommendations, the Company’s board of directors gave careful consideration to a number of factors that are described in the enclosed Schedule 14D-9.

Purchaser’s Offer to Purchase and related materials, including a letter of transmittal for use in tendering your Shares set forth the terms and conditions of Purchaser’s tender offer and provide instructions as to how to tender your shares. We urge you to read each of the enclosed materials carefully.

Best regards,

Frederick W. Driscoll
President and Chief Executive Officer
Genelabs Technologies, Inc.

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